Exhibit 99.57

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

Among

SOLARIS RESOURCES INC.

- and -

JINLONG (SINGAPORE) MINING PTE. LTD.

- and -

ZIJIN MINING GROUP CO., LTD.

January 11, 2024

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		1
1.1	Defined Terms	1
1.2	Certain Rules of Interpretation	15
1.3	Currency	16
1.4	Time of Essence	16
1.5	Accounting Principles	16
1.6	Knowledge	16

ARTICLE 2 SUBSCRIPTION FOR SUBSCRIPTION SHARES		16
2.1	Subscription for Subscription Shares	16
2.2	Satisfaction of the Subscription Price	16

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		17
3.1	Representations and Warranties of the Company	17
3.2	Representations and Warranties of the Investor and the Guarantor	31
3.3	Acknowledgements of the Investor	32
3.4	Survival of Representations, Warranties and Covenants	34

ARTICLE 4 COVENANTS		34
4.1	Use of Proceeds	34
4.2	Conduct of Business during the Interim Period	34
4.3	Other Covenants of the Company	35
4.4	TSX Approval	35
4.5	Guarantee	35
4.6	Other Regulatory Approvals	36
4.7	Board Representation	37
4.8	Participation Rights	39
4.9	Standstill	41
4.10	Investor’s Percentage	42
4.11	Listing of Common Shares	43

ARTICLE 5 CLOSING		43
5.1	Closing	43
5.2	Company Closing Deliveries and Conditions for Acceptance	43
5.3	Investor Closing Deliveries and Conditions for Acceptance	47
5.4	Waiver of Condition	47

i

ARTICLE 6 TERMINATION		48
6.1	Termination	48
6.2	Effect of Termination	48

ARTICLE 7 INDEMNIFICATION		49
7.1	Indemnification by the Zijin Entities	49
7.2	Indemnification by the Company	49
7.3	General	49

ARTICLE 8 GENERAL PROVISIONS		49
8.1	Waiver	49
8.2	Notices	50
8.3	Callback Procedure	51
8.4	Callback Contact	51
8.5	Public Releases	52
8.6	Governing Law	52
8.7	Submission to Jurisdiction	52
8.8	Further Assurances	52
8.9	Severability	53
8.10	Confidentiality	53
8.11	Entire Agreement	54
8.12	Amendments	55
8.13	Waivers	55
8.14	Assignment	55
8.15	Third Party Beneficiaries	55
8.16	Costs and Expenses	55
8.17	Counterparts	55

ii

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of the 11th day of January, 2024.

AMONG:

ZIJIN MINING GROUP CO., LTD., a corporation existing under the laws of the People’s Republic of China (the “Guarantor”)

-	and -

JINLONG (SINGAPORE) MINING PTE. LTD., a company existing under the laws of the Republic of Singapore (the “Investor”, and together with the Guarantor, the “Zijin Entities”)

-	and -

SOLARIS RESOURCES INC., a corporation existing under the laws of British Columbia (the “Company”)

WHEREAS, on and subject to the terms and conditions contained herein, the Investor wishes to subscribe for and purchase from the Company, and the Company wishes to issue and sell to the Investor, the Subscription Shares at the Subscription Price (each as defined herein).

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement (including the recitals and the Schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings given to them, as set out below, and grammatical variations of such terms shall have corresponding meanings:

(a)	“Act” means the Business Corporations Act (British Columbia).

(b)	“Advance Notice Policy” means the advance notice policy adopted by the Board on June 20, 2018 as amended, restated, supplemented or otherwise modified by the Board from time to time.

(c)	“Affected Persons” means any community or worker located in the area of influence of the Project and who are affected by the Project.

(d)	“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person; provided, however, that with respect to the Zijin Entities only, “Affiliate” shall mean the Guarantor and its Subsidiaries.

(e)	“Agreement” means this subscription agreement, the Disclosure Letter and the schedules attached hereto and thereto, as the same may be amended, restated, replaced or supplemented from time to time.

(f)	“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), the USA Patriot Act, the Money Laundering Control Act of 1986, and any other applicable anti-money laundering, anti- terrorist financing, government sanction and “know your client” Applicable Laws, whether in Canada, in the United States or, to the extent applicable to any Solaris Group Entity or the Investor, elsewhere, including any regulations, guidelines or orders thereunder.

(g)	“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), the Comprehensive Organic Criminal Code and the Organic Law on the Public Service (Ecuador) and all other laws, rules and regulations of any jurisdiction applicable to any Solaris Group Entity concerning or relating to bribery or corruption.

(h)	“Anti-Dilution Shares” shall have the meaning set out in Section 4.8(c).

(i)	“Applicable Law” means any law, any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county, local or other statute, ordinance, code, rule, regulation, Order (including any Securities Laws or requirements of stock exchanges and any consent, decree or administrative Order), Authorization of a Governmental Body or other requirement in any case applicable to and legally binding upon or having the force of law over any specified Person, property, transaction or event, or any such Person’s property or assets.

(j)	“arm’s length” has the meaning given to that term for purposes of the Tax Act, as in effect on the date of this Agreement.

(k)	“Articles” means the articles of the Company together with any amendments thereto or replacements thereof.

(l)	“Assignment in guarantee” means the assignment of mining rights in guarantee to be granted by Lowell Ecuador in favour of the Ecuador Collateral Agent under the Senior Credit Agreement.

(m)	“Associate” has the meaning ascribed to such term in the Securities Act (British Columbia), as in effect on the date of this Agreement.

(n)	“Authorization” means, with respect to any Person, any authorization, order, permit, approval, filing, ruling, grant, licence, registration, consent, notification, condition, no- action letter, waiver, exemption, lease, franchise, qualification, privilege, certificate, judgment, writ, right, privilege or similar authorization from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to the Project or any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

(o)	“Board” means the board of directors of the Company.

(p)	“Business Day” means any day, other than a Saturday, Sunday or statutory holiday or a day on which banks are generally closed in any one of Vancouver, British Columbia, Toronto, Ontario, the People’s Republic of China, Hong Kong or the Republic of Singapore.

(q)	“Claim” means any claim or liability of any nature whatsoever, including any demand, obligation, liability, debt, cause of action, suit, proceeding, judgment, award, audit, investigation, assessment or reassessment.

(r)	“Closing” means the closing of the purchase and sale of the Subscription Shares.

(s)	“Closing Date” shall have the meaning set out in Section 5.1.

(t)	“Closing Time” means 7:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Investor may agree upon in writing.

(u)	“Common Shares” means common shares in the authorized share capital of the Company.

(v)	“Company” shall have the meaning set out in the preamble hereto.

(w)	“Company Property” means the Project Property and all of the Company’s and its Subsidiaries’ other presently held undertaking, property and assets.

(x)	“Confidential Information” means all or any part of the information regarding financial affairs, operations, engineering and technical matters, accounting matters, suppliers and exploration (including all maps, surveys, charts, data, core samples, drill hole logs, calculations, opinions and reports), and all other information with respect to any of the parties, their respective Affiliates or Subsidiaries and the shareholders, directors, officers, employees, or businesses thereof, and all information relating to the equipment, facilities, technologies, properties, investments, and assets (including title to properties) used in the business of any of the parties, their respective Affiliates or Subsidiaries thereof provided by or on behalf of any party to any other party to this Agreement, whether in writing or orally, whether disclosed prior to or after the signing of this Agreement, and includes any information provided in the course of site visits and inspections of the Project, except that Confidential Information will exclude information that:

(i)	at the time of its disclosure to any party is generally available in the public domain;

(ii)	enters the public domain and becomes generally available at any time after disclosure to any party other than through an act or omission of (A) any other party, (B) any other party’s Affiliates, (C) any of the other party’s or their Affiliates’ directors, officers, employees or agents, or (D) any Consultant of the foregoing;

(iii)	a party can demonstrate by written records was already known to it or one of its Affiliates at the time of its disclosure to such party (except that if portions of such information were not known to it or any of its Affiliates, then those portions will be Confidential Information);

(iv)	after its disclosure to any party, is lawfully disclosed to such party by a third party which third party has the unrestricted right to make such disclosure and does not breach a confidentiality obligation owed to any other party or any of its Affiliates by disclosing it; or

(v)	consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

(y)	“Consultant” means, in respect of any party, any outside consultants or advisors, including existing or prospective financiers, lawyers, bankers and accountants of such party.

(z)	“Contract” means any agreement, contract, lease, licence, franchise, mineral claim, option, indenture, mortgage, deed of trust, debenture, note or other instrument, joint venture, partnership, arrangement, understanding or commitment or other right or obligation (written or oral), to which a party or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of their respective properties or assets is subject.

(aa)	“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by Contract or otherwise. “Controlled” having the meaning correlative thereto.

(bb)	“Convertible Securities” means any agreement, option, warrant, right or other security or conversion privilege issued or granted by the Company or any of its Affiliates that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire, Common Shares, including pursuant to one or more multiple exercises, conversions and/or exchanges.

(cc)	“Defined Benefit Provision” has the meaning ascribed to the term “defined benefit provision” in subsection 147.1(1) of the Tax Act.

(dd)	“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Investor on the date hereof in connection with the execution of this Agreement.

(ee)	“Ecuador Collateral Agent” means Anefi S.A. Administradora de Fondos y Fideicomisos, acting as collateral agent of the Lenders (as defined in the Senior Credit Agreement) under the Senior Credit Agreement.

(ff)	“Employee Benefit Plan” means all employee benefit plans, programs or arrangements of any kind or nature, which pertain to any current or former employee, director, officer, contractor or consultant of the Company or any of its Affiliates (or any of their respective dependents), to which the Company or any of its Affiliates is a sponsor, a party or by which any of them is bound or have or may have any liability, but excluding any required statutory plans (including, for the avoidance of doubt, the Canada Pension Plan).

(gg)	“Encumbrance” means any encumbrance, mortgage, debenture, pledge, hypothec, assignment, lien, charge, assignment by way of security, prior claim, encroachment, option, rights of first refusal or first offer, occupancy rights, rights of distraint, retentions or defects of title of any kind or nature, or restrictions (including any restrictions on use, transfer, voting, receipt of income or other exercise of any attributes of ownership) or adverse rights or claims or other third party interests or encumbrance of any kind, contractual right of set- off, consignment, lease, hypothecation, security interest, including a purchase money security interest, or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

(hh)	“Environmental Laws” means all Applicable Laws relating to the protection of the environment, natural resources, human health and safety, collective rights, Indigenous Groups, prior and informed consultation with Indigenous Groups, communities and Affected Persons, community consultations, Hazardous Substances, the assessment of environmental and social impacts, or the rehabilitation, reclamation and closure of lands used in connection with the Project.

(ii)	“Equity Financing” shall have the meaning set out in Section 4.8(a).

(jj)	“Equity Financing Notice” shall have the meaning set out in Section 4.8(a). (kk) “Equity Securities” shall have the meaning set out in Section 4.7.

(ll)	“Exercise Notice” shall have the meaning set out in Section 4.7(a)(iii).

(mm)	“Financial Statements” means the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022, including the notes thereto, together with the auditor’s report thereon, and the unaudited consolidated interim financial statements of the Company for the period ending September 30, 2023, and each subsequent set of audited annual financial statements (including the notes thereto, together with the auditor’s report thereon) and unaudited consolidated interim financial statements of the Company (including the notes thereto) which form part of the Public Disclosure Documents.

(nn)	“Financing Lease” means, at any time any determination, a lease or similar arrangement that, in accordance with IFRS at such time, is required to be accounted for as a liability on the balance sheet of such person other than: (a) a lease that would, in accordance with IFRS in force prior to January 1, 2019 (“Pre-2019 IFRS”) be treated as an operating lease; and (b) any other agreement or arrangement that would not, in accordance with Pre-2019 IFRS, be treated as a capital lease.

(oo)	“Future Authorizations” has the meaning set forth in Section 3.1(t) (Authorizations and Other Rights).

(pp)	“Good Industry Practice” means, in relation to any specified decision or undertaking, the exercise of a degree of diligence, skill, care and prudence which would reasonably be expected to be observed by experienced professionals in the Canadian mining industry engaged in the same type of decision or undertaking under the same or similar circumstances.

(qq)	“Governmental Body” means any multinational, domestic or foreign federal, provincial, territorial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, arbitrator, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange (including the TSX, the Shanghai Stock Exchange and the Hong Kong Stock Exchange) or other quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

(rr)	“Guarantor” shall have the meaning set out in the preamble hereto.

(ss)	“Guarantee Trust” means Fideicomiso Local W constituted on December 13, 2023 to receive the shares owned by LCH in Lowell Ecuador, in compliance with the Senior Credit Agreement.

(tt)	“Guaranteed Obligations” shall have the meaning set out in Section 4.5.

(uu)	“Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous, industrial or toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos.

(x)	“ICA Approval” means:

(i)	no notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act within the prescribed period, or

(ii)	if notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act, then either the Minister or Ministers under the Investment Canada Act have sent to the Investor a notice under paragraph 25.2(4) of the Investment Canada Act that no order will be made under section 25.3(1) of the Investment Canada Act or paragraph 25.3(6) of the Investment Canada Act that the Minister is satisfied that the investment would not be injurious to national security, or the Governor in Council has issued an Order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Agreement, provided that any terms and conditions attached to any such Order are acceptable to the Investor, acting reasonably.

(ww)	“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board from time to time.

(xx)	“Inchoate Lien” means, with respect to any property or asset of any Person, the following liens:

(i)	any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and in each case for which a reasonable reserve has been made in accordance with IFRS; and

(ii)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to Applicable Law against such Person’s property or assets which relate to obligations that are not due, delinquent or breached.

(yy)	“Indigenous Group” means any indigenous and/or aboriginal person or peoples and communities, band, group, band council, tribal council or other governing body of indigenous peoples of or in Ecuador.

(zz)	“Indigenous Group Claim” means any claim, assertion or demand, whether proven or unproven, made by or on behalf of any Indigenous Group to the Company or any of its Subsidiaries or to a Governmental Body, or to any representatives of any of the foregoing, in respect of asserted or proven aboriginal rights, aboriginal title, treaty rights or any other aboriginal, indigenous or community interest in or to or affecting, all or any portion of the Project or the Project Real Property.

(aaa)	“Indigenous Group Information” means any and all written communications and documentation of which the Company or any of its Subsidiaries have knowledge or have in their possession or have access to, including in electronic or any other form related to (i) any Indigenous Group Claim; (ii) any Indigenous Group making any Indigenous Group Claims; or (iii) any Governmental Body, or representative thereof involving any Indigenous Group Claim or Indigenous Group in relation to the Project or the Project Real Property (including the issuance of required permits, licences and other governmental authorizations).

(bbb)	“Interim Period” means the period of time from the date of this Agreement to the earlier of (i) the Closing Date, and (ii) the termination of this Agreement.

(ccc)	“Investment Canada Act” means the Investment Canada Act (Canada).

(ddd)	“Investor’s Nominee” shall have the meaning set out in Section 4.6(b).

(eee)	“Investor” shall have the meaning set out in the preamble hereto.

(fff)	“Investor’s Percentage” means, subject to Section 4.10, the percentage of the Outstanding Equity Securities owned beneficially by the Investor and its Affiliates collectively at any given time and is calculated by multiplying 100 by a fraction, the numerator of which is the aggregate number of Common Shares owned beneficially by the Investor and its Affiliates and the denominator of which is the number of Outstanding Equity Securities.

(ggg)	“Laws” means any and all federal, provincial, state, regional, local, municipal or other law, domestic or foreign, statute, constitution, principle of common law, resolution, ordinance, proclamation, directive, code, edict, Order, Authorization, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

(hhh)	“LCH” means Lowell Copper Holdings Inc., a corporation incorporated under the laws of British Columbia.

(iii)	“Lowell Ecuador” means Lowell Mineral Exploration Ecuador S.A., a corporation incorporated under the laws of Ecuador.

(jjj)	“Material Adverse Effect” means any effect, change, development, circumstance or occurrence that: (i) is, or would reasonably be expected to be, materially adverse to the results of operations, financial condition, assets, capital, liabilities (contingent or otherwise) or business operations of the Company and its Subsidiaries, taken as a whole on a consolidated basis; or (ii) does, or would reasonably be expected to, materially and adversely affect the consummation by the Company of the transactions contemplated by this Agreement.

(kkk)	“material change” means a material change for the purposes of Securities Laws or, where undefined under Securities Laws, means a change in the business, operations, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, or assets of a person that would reasonably be expected to have a significant effect on the market price or value of its securities and includes a decision to implement such a change made by the board of directors of such person, or, alternatively, by senior management of such person, where they believe that confirmation of the decision by the board of directors of such person, is probable.

(lll)	“Material Contracts” means the Contracts listed on Schedule 1.1(lll) and any other Contract the breach, loss or termination of which would be or could reasonably be expected to be materially adverse to the Company and its Subsidiaries taken as a whole.

(mmm)	“material fact” means a material fact for the purposes of Securities Laws or, where undefined under Securities Laws, means a fact that would reasonably be expected to have a significant effect on the market price or value of a person’s securities.

(nnn)	“Material Project Authorizations” means the Project Authorizations listed on Schedule 1.1(nnn), and any other Project Authorization, the breach, loss or termination of which would be, or could reasonably be expected to be, materially adverse to the development of the Project or the commencement and ongoing operation of commercial production.

(ooo)	“Material Subsidiaries” means LCH and Lowell Ecuador.

(ppp)	“Mineral Claims” shall have the meaning set out in Section 3.1(nn) (Mineral Claims).

(qqq)	“Minister” means the Minister of Innovation, Science and Economic Development Canada and/or other Ministers responsible for the Investment Canada Act, including a person duly authorized to exercise the powers and perform the duties of the Minister.

(rrr)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

(sss)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

(ttt)	“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

(uuu)	“NI 52-110” means National Instrument 52-110 – Audit Committees.

(vvv)	“NYSE Approval” shall have the meaning set out in Section 4.3(d). (www) “NYSE Listing” shall have the meaning set out in Section 4.3(d).

(xxx)	“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

(yyy)	“Offtake Agreements” means the copper concentrates offtake agreement dated December 11, 2023 and the molybdenum concentrates offtake agreement dated December 19, 2023, each as amended, supplemented or otherwise modified from time to time, and each among Lowell Ecuador, as seller, the Company and LCH, as guarantors, and OMF Fund IV SPV E LLC, in its respective capacities as the purchasers’ agent, the collateral agent, and purchaser, and the other purchasers from time to time party thereto.

(zzz)	“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body or other decision-making authority of competent jurisdiction.

(aaaa)	“ordinary course of business” means the ordinary course of the Company and its Subsidiaries’ business consistent with past practices and with Good Industry Practice.

(bbbb)	“Orion Subscription Agreement” means the subscription agreement dated December 11, 2023 (as amended, restated, supplemented or otherwise modified from time to time in compliance with Section 4.2) among the Company, as issuer, and OMF Fund IV SPV E LLC, as subscriber.

(cccc)	“Other Rights” means all licences, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way, Indigenous Group consultations or agreements therewith), privileges, mineral claims or franchises held by any of the Solaris Group Entities or required to be obtained from any Person (other than a Governmental Body), for exploration, development, construction and operation of the Project.

(dddd)	“Outside Date” means 100 days after the later of (i) the date of this Agreement; and (ii) the certificate date set out in the confirmation of receipt of the notification for ICA Approval by the Minister, or such other date as the parties may agree upon in writing.

(eeee)	“Outstanding Equity Securities” means the total number of issued and outstanding Common Shares on a non-diluted basis at any applicable time.

(ffff)	“Participation Period” shall have the meaning set out in Section 4.7(a)(iii). (gggg) “Participation Right” shall have the meaning set out in Section 4.7(a)(ii).

(hhhh)	“Person” means and includes individuals, companies, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

(iv)	“Permitted Encumbrances” means, with respect to the Company Property, any of the following:

(i)	any Inchoate Lien;

(ii)	any reservations or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Company Property, or comprising the Company Property;

(iii)	minor discrepancies in the legal description or acreage of or associated with the Company Properties, or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land, in any case which do not materially detract from the value of, or materially impair the use of, the Company Properties for the purpose of conducting and carrying out exploration, mining development and operations thereon;

(iv)	in respect of Project Property which is real property, licences, easements, rights of way for or reservations of rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone conduits, lines, poles, wires and cables, railways, public ways, drains and other similar utilities, or zoning by-laws, ordinances, surface access rights, other restrictions as to the use of any such real property, or minor defects affecting title to any such real property, none of which individually or in the aggregate materially detract from or interfere with the use of the real property for the purpose of conducting and carrying out exploration, development and mining operations thereon;

(v)	liens or other rights granted by Lowell Ecuador to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) in connection with the Project;

(vi)	security deposits with any Governmental Body or utilities in the ordinary course of business of Lowell Ecuador;

(vii)	Encumbrances securing (i) Purchase Money Obligations or (ii) Financing Leases relating solely to the acquisition of equipment necessary for the development or construction of the Project, provided that in each case such Encumbrances extend only to the property acquired or financed thereby and no recourse is available to any other assets of any Solaris Group Entity;

(viii)	Encumbrances securing the obligations under the Senior Credit Agreement and the Offtake Agreements;

(ix)	Encumbrances resulting from the deposit of cash or securities in connection with contracts (other than contracts for the borrowing of money), tenders, expropriation, proceedings, surety or appeal bonds and costs of litigation when required by Applicable Laws, and Encumbrances resulting from advance rent deposits in the ordinary course under leases;

(x)	Encumbrances imposed by law that are incurred in the ordinary course of business and do not relate to indebtedness, including Encumbrances securing workers compensation and employment insurance obligations, liens and claims incidental to construction, mechanics’, warehousers’, carriers’, suppliers, repairers, storage and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business, provided the obligations secured by such Encumbrances are not yet due and payable, or if due, are being contested in good faith through appropriate proceedings;

(xi)	Encumbrances or any rights of distress that are either (i) required by Applicable Law or (ii) reserved in or exercisable under any lease or sublease to which such Solaris Group Entity is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and such Solaris Group Entity is then in compliance in all material respects with such terms and provided further that any such Encumbrances are limited to property located at the premises subject to the applicable lease or sublease;

(xii)	Encumbrances created by a judgment of a court of competent jurisdiction, so long as either (a) such judgment is being contested in good faith through appropriate proceedings and any enforcement thereof against the assets of the Solaris Group Entities is stayed, or (b) such judgment does not have a material impact on any construction, development or mining operations relating to the Project;

(xiii)	any rights of set-off in favour of the account bank with respect to any deposit account of a Solaris Group Entity arising in the ordinary course of business and not constituting a financing transaction or the incurrence of indebtedness;

(xiv)	Encumbrances over cash or term deposits to secure reclamation bonds, performance bonds or like instruments of Lowell Ecuador and incurred in the ordinary course of business;

(xv)	Encumbrances disclosed as Permitted Encumbrances as set forth in Schedule 1.1(nnnn) of the Disclosure Letter; and

(xvi)	any other Encumbrance created with the Investor’s prior written consent.

(jjjj)	“PRC Approvals” means any Authorizations required to be obtained from Governmental Bodies at relevant levels in the People’s Republic of China (including, (i) the National Development and Reform Commission, (ii) the Ministry of Commerce, and (iii) the State Administration of Foreign Exchange or local bank authorized by the State Administration of Foreign Exchange) in order for the Investor to complete the transactions contemplated by this Agreement.

(kkkk)	“Project” means, collectively, all Project Property and all other properties, assets and other rights (including, without limitation, all Project Authorizations and other rights including with respect to electricity, water, access and land), whether real or personal, tangible or intangible, now owned or leased, pledged or assigned in compliance with the Senior Credit Agreement, or otherwise held or hereafter acquired by or for the benefit of a Solaris Group Entity, the Ecuador Collateral Agent or the Guarantee Trust, which assets are used or intended for use or form part of the project for the development of the Warintza Project located in Ecuador.

(llll)	“Project Authorizations” means all Authorizations and Other Rights (including environmental Authorizations) necessary, at the applicable time, for executing mining activities in a determined mining stage in accordance with the Ecuadorian regulation.

(mmmm)	“Project Property” means all of the property, assets, undertaking and rights of the Company and its Subsidiaries in and relating to the Project, whether now owned, leased, pledged or assigned in compliance with the Senior Credit Agreement, or otherwise held or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Project Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Company and its Subsidiaries related to any of the foregoing.

(nnnn)	“Project Real Property” means all real property interests, all mineral claims and interests, mineral leases and other mineral rights, concessions and interests and all surface access rights owned or leased, or pledged or assigned in compliance with the Senior Credit Agreement, or otherwise held by any of the Company, its Subsidiaries, the Ecuador Collateral Agent or the Guarantee Trust, relating to the Project, as set forth in Schedule 1.1(nnnn) of the Disclosure Letter, and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of the foregoing, whether or not such ownership, right or interest is held continuously.

(oooo)	“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company with the relevant Securities Regulators pursuant to the requirements of Securities Laws, which are publicly available on the Company’s SEDAR+ profile.

(pppp)	“Protected Areas” shall have the meaning set out in Section 3.1(x)(v).

(qqqq)	“Protected Forests” shall have the meaning set out in Section 3.1(x)(v).

(rrrr)	“Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

(ssss)	“Real Property” means the Project Real Property set forth in Schedule 1.1(ssss) of the Disclosure Letter and all other real property interests, mineral claims and interests, mineral leases and other mineral rights, concessions and interests, and all surface access rights held by any Material Subsidiary, the Ecuador Collateral Agent or the Guarantee Trust and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body, as set forth in Schedule 1.1(ssss) of the Disclosure Letter).

(tttt)	“Regulatory Approvals” means those sanctions, rulings, consents, Orders, waivers, exemptions, Authorizations and other approvals (including the expiry, waiver, termination or lapse, without objection, of a waiting period or prescribed time imposed by Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Bodies in each case required in relation to or applicable to the completion of the transactions contemplated hereby, including the ICA Approval and the PRC Approvals, but not including the TSX Approval.

(uuuu)	“Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length with the first named Person or is an Associate of the first named Person and, in the case of any Solaris Group Entity, includes: (i) any director, officer, employee or Associate of the Company or any of its Affiliates, (ii) any Person that does not deal at arm’s length with the Company or any of its Affiliates, and (iii) any Person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of the Company or any of its Affiliates.

(vvvv)	“Reporting Jurisdictions” means the Provinces of Nova Scotia, New Brunswick, British Columbia, Saskatchewan, Prince Edward Island, Ontario, Newfoundland and Labrador, Manitoba, and Alberta.

(wwww)	“Restricted Mineral Rights” shall have the meaning set out in Section 8.10(g).

(xxxx)	“Sanctioned Entity” means (i) a country or a Governmental Body, (ii) an organization directly or indirectly controlled by a Governmental Body, in each case, that is on the list published and maintained by the United Nations Security Council, Global Affairs Canada, or Public Safety Canada, as being a “sanctioned country”, or (iii) a person organized, resident or located in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC.

(yyyy)	“Sanctioned Person” means, (i) any Person listed in any sanctions-related list of designated Persons published and maintained by Global Affairs Canada or Public Safety Canada, (ii) any Person named on the list of Specially Designated Nationals published and maintained by OFAC, or (iii) a Person named on the Consolidated List of individuals published and maintained by the United Nations Security Council.

(zzzz)	“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced by the United Nations Security Council, OFAC, Global Affairs Canada or Public Safety Canada.

(aaaaa)	“Second Tranche Shares” has the meaning given to that term in the Orion Subscription Agreement.

(bbbbb)	“Securities Laws” means all applicable Canadian securities laws and the respective rules and regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the TSX and any other stock exchange on which securities of the Company are traded.

(ccccc)	“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in each of the Reporting Jurisdictions and in any other jurisdictions whose securities laws are applicable to the Company.

(ddddd)	“SEDAR+” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

(eeeee)	“Senior Credit Agreement” means the credit agreement dated December 11, 2023 (as amended, restated, supplemented or otherwise modified from time to time) among the Company, as borrower, LCH and Lowell Ecuador, as guarantors, and OMF Fund IV SPV D LLC, in its respective capacities as lender, collateral agent and administrative agent, providing the Company with a US$60,000,000 multi-draw senior secured term facility provided by the lenders thereunder, as may be increased or reduced pursuant to the terms thereof.

(fffff)	“Shareholders” means holders of Common Shares.

(ggggg)	“Solaris Group Entities” means, collectively, the Company and its Subsidiaries, and “Solaris Group Entity” means any one of them.

(hhhhh)	“Standstill Obligations” shall have the meaning set out in Section 4.9(a).

(v)	“Subscription Price” shall have the meaning set out in Section 2.1.

(jjjjj)	“Subscription Proceeds” shall have the meaning set out in Section 2.1.

(kkkkk)	“Subscription Shares” shall have the meaning set out in Section 2.1.

(lllll)	“Subsidiary” means with respect to any Person, any other Person which is Controlled, directly or indirectly, by that Person.

(mmmmm)	“Tax” or “Taxes” means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Body, including any instalments in respect of the foregoing and any interest, additions to tax or penalties applicable thereto.

(nnnnn)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

(ooooo)	“Tax Returns” means all returns, declarations, reports, estimates, information returns, elections, designations, notices, forms and statements required to be filed in respect of any Taxes, including any schedule, supplement, exhibit, appendix or attachment thereto or amendment thereof.

(ppppp)	“Technical Report” means the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022.

(qqqqq)	“Top-Up Day” means March 31st of each calendar year.

(rrrrr)	“Top-Up Notice” shall have the meaning set out in Section 4.8(c).

(sssss)	“Top-Up Right” shall have the meaning set out in Section 4.8(c)(i).

(ttttt)	“Top-Up Threshold” shall have the meaning set out in Section 4.8(c).

(uuuuu)	”Transfer Agent” means Computershare Investor Services Inc.

(vvvvv)	“TSX” means the Toronto Stock Exchange or any successor thereto.

(wwwww)	“TSX Approval” means the conditional approval of the TSX in respect of the listing and posting for trading of the Subscription Shares to be issued to the Investor pursuant to this Agreement.

(xxxxx)	“United States” means the “United States” as defined in Rule 902(l) of Regulation S under the U.S. Securities Act.

(yyyyy)	“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

(zzzzz)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(aaaaaa)	“Zijin Entities” shall have the meaning set out in the preamble hereto.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to a “paragraph”, “Section”, “Article” or “Schedule” followed by a number or letter refer to the specified paragraph, Section, Article or Schedule of this Agreement;

(c)	the division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(e)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement, and references to a Person in this Agreement mean such Person or its successors or permitted assigns;

(g)	references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement;

(h)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; and

(i)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, the date on which such payment shall be made, action shall be taken or period shall expire shall be the next following Business Day.

1.3	Currency

All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to Canadian dollars.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to IFRS, applied on a consistent basis. Accounting principles are applied on a “consistent basis” when the accounting principles applied during the applicable period are comparable in all material respects to those accounting principles applied in a preceding period (including as to manner of application).

1.6	Knowledge

For the purposes of this Agreement, with respect to any matter, (a) the knowledge of the Company shall mean the actual knowledge of (i) each officer, director or member of senior management of the Company or any Subsidiary, and (ii) the senior mine manager and operations manager at the Project, and all information which ought to have been known by any of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made, and (b) the knowledge of the Zijin Entities shall mean the actual knowledge of Shaoyang Shen and Robin Wang, and all information which ought to have been known by either of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made.

ARTICLE 2

SUBSCRIPTION FOR SUBSCRIPTION SHARES

2.1	Subscription for Subscription Shares

Subject to the satisfaction of the terms and conditions of this Agreement, the Investor hereby subscribes for and agrees to purchase 28,481,289 Common Shares (the “Subscription Shares”) from the Company on the Closing Date at a price per Subscription Share equal to C$4.55 (the “Subscription Price”), and the Company hereby accepts such subscription and agrees to issue the Subscription Shares from treasury and sell the Subscription Shares to the Investor on the Closing Date at a price per Subscription Share equal to the Subscription Price, for aggregate gross proceeds to the Company equal to C$129,589,864.95 (the “Subscription Proceeds”).

2.2	Satisfaction of the Subscription Price

Subject to the satisfaction of the terms and conditions of this Agreement, at the Closing Time the Investor shall pay, or cause to be paid, to the Company, in full satisfaction of the aggregate Subscription Price for the Subscription Shares, the Subscription Proceeds by wire transfer of immediately available funds in accordance with written wire instructions provided by the Company to the Investor at least ten (10) Business Days prior to the Closing Date.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

The Company represents and warrants, as of the date hereof and as of the Closing Date, as follows to the Investor, and the Company acknowledges that the Investor is relying on these representations and warranties in entering into this Agreement and purchasing the Subscription Shares:

(a)	Organization and Powers. The Company and each of its Subsidiaries: (i) have been duly incorporated or formed and are validly existing under the laws of their respective jurisdictions of existence, incorporation or formation, as applicable, and are in good standing (to the extent such concept is applicable in any jurisdiction); (ii) have all requisite corporate power and authority or, if any entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; (iii) have all requisite corporate power and authority to enter into this Agreement, and to perform their respective obligations hereunder; and (iv) are duly qualified, licensed or registered to do business in each jurisdiction in which the nature of their business or the property or assets owned or leased by the Company or any of its Subsidiaries make such qualification, licensing or registration necessary. No proceeding has been instituted or, to the Company’s knowledge, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification, licensing or registration. The Company and each of its Subsidiaries are up-to-date in all of their corporate filings in all material respects and are in good standing under Applicable Laws.

(b)	Authorization; No Conflict. The execution and delivery by the Company of this Agreement, and the performance by it of its obligations hereunder, has been duly authorized by all necessary corporate or other action on its part (and such authorizations remain in full force and effect) and do not and will not: (i) contravene any provision of its Articles or any resolution of its shareholders or directors (or any committee thereof); (ii) after obtaining the consents set out in Schedule 3.1(b) of the Disclosure Letter, conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any Material Contract; (iii) violate any Applicable Law; or (iv) except as required pursuant to the Senior Credit Agreement, result in, or require, the creation or imposition of any Encumbrance, on any property or assets of the Company or any of its Subsidiaries.

(c)	Execution; Binding Obligation. This Agreement (i) has been duly executed and delivered by the Company, and (ii) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)	Consents. Neither the Company nor any of its Subsidiaries is required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution, delivery or performance of its obligations under this Agreement, the issuance of the Subscription Shares, or the consummation of the transactions contemplated herein other than (i) those that are set out in Schedule 3.1(d) of the Disclosure Letter, and (ii) the TSX Approval.

(e)	Solvency. Neither the Company nor any of its Subsidiaries is insolvent within the meaning of Applicable Law.

(f)	Authorized and Issued Capital. The authorized capital of the Company consists of an unlimited number of Common Shares, of which 150,811,195 Common Shares have been validly issued and are outstanding as of the date hereof. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly authorized and issued, in compliance with Applicable Laws and not in violation of or subject to any pre- emptive or similar right that entitles any Person to acquire from the Company any Common Shares or other securities of the Company or any of its Subsidiaries. The rights, privileges, restrictions and conditions attached to the Common Shares are as set out in the Public Disclosure Documents.

(g)	Subsidiaries; Other Joint Ventures. Schedule 3.1(g) of the Disclosure Letter sets forth (i) the true and complete list of all Subsidiaries of the Company, and (ii) in respect of each Material Subsidiary, the type and number of issued and outstanding shares or other equity interests of each such Material Subsidiary and the Person in whose name such shares or equity interests are registered. Except as set out in Schedule 3.1(g) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other Person. Except as set out in Schedule 3.1(g) of the Disclosure Letter, no Person has a direct or indirect ownership interest in any Material Subsidiary of the Company, the Project or the Project Real Property.

(h)	Acquisition and Repurchase Rights. Other than as disclosed in Schedule 3.1(h) of the Disclosure Letter, no Person (other than the Company or one of its Subsidiaries) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege issued or granted by the Company or any of its Subsidiaries of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares, joint venture interests or other securities of the Company or any of its Subsidiaries, including pursuant to one or more multiple exercises, conversions and/or exchanges or other securities, joint venture interests or rights (pre-emptive, contractual or otherwise). No Person has any right to require the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any of their respective issued and outstanding common shares, joint venture interests or other securities of the Company or any of its Subsidiaries. No shareholder, unitholder or joint venture interest holder or other Person has any pre-emptive right or right of first refusal in respect of the allotment and issuance of any unissued common shares, other securities, joint venture interests of the any of the Solaris Group Entities.

(i)	Voting and Registration Rights. The Company is not a party or subject to any agreement or understanding, and to the knowledge of the Company there is no agreement between any securityholders of the Company, that affects or relates to the voting or giving of written consents with respect to, any of the Company’s securities. The Company has not granted any registration rights or similar rights with respect to its securities to any Person.

(j)	Transfer Agent. The Transfer Agent at its principal offices in the City of Vancouver, British Columbia, is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.

(k)	Listing of Common Shares. The Common Shares are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale or issuance of the Subscription Shares or the trading of any of the Company’s issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Company, have been threatened. The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX and the Company is currently in compliance in all material respects with the rules and regulations of the TSX.

(l)	Issuance of Subscription Shares. The Company has the full power and authority to issue the Subscription Shares. The Subscription Shares have been duly authorized for issuance and sale by the Company pursuant to this Agreement and, upon the Company having received the Subscription Proceeds, the Subscription Shares will be validly issued as fully paid and non-assessable Common Shares and, subject to applicable Securities Laws, will be listed on the TSX and be freely transferable. At the Closing Time, the Investor will be the legal owner of the Subscription Shares, and will have good title thereto free and clear of all Encumbrances, other than any Encumbrances granted by the Investor. The issuance of the Subscription Shares is not subject to any pre-emptive right, right of first refusal or similar right.

(m)	No Defaults; Material Contracts. No event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has resulted in a violation or breach which has not been waived, cured or otherwise remedied, in any material respect of, or would give any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any (a) Material Contract, (b) Material Project Authorization or (c) material Order to which it is a party or by which it or its properties and assets may be bound, and, to the knowledge of the Company, each other Person that is party thereto is in compliance in all material respects with the terms and requirements thereof. Without limiting the generality of the foregoing:

(i)	all Material Contracts as of the date hereof are set out in Schedule 1.1(lll) of the Disclosure Letter, and true and complete copies thereof have been made available to the Investor;

(ii)	there are no uncured breaches or defaults by the Company or any of its Subsidiaries or, to the Company’s knowledge, by any counterparty thereto, under any Material Contract. All of the Material Contracts set out in Schedule 1.1(lll) of the Disclosure Letter have been entered into and are in full force and effect, unamended as of the date hereof; and

(iii)	to the Company’s knowledge, neither the Company nor any of its Subsidiaries nor any counterparty thereto has grounds for rescission, avoidance or repudiation of any Material Contract and neither the Company nor any of its Subsidiaries has received notice from any counterparty to any Material Contract of any intention on the part of such counterparty to terminate any such Material Contract or repudiate or disclaim any transaction contemplated thereby.

(n)	Title to Real Property. Schedules 1.1(nnnn) and 1.1(ssss) of the Disclosure Letter set out a complete and accurate list of the Real Property in which any Solaris Group Entity, the Guarantee Trust and the Ecuador Collateral Agent have a right, title or interest as of the date hereof. The Solaris Group Entities:

(i)	donated twenty six lands to the Warintza Community on January 29, 2019, which was made and registered in compliance with all Authorizations required by Applicable Laws;

(ii)	have valid and subsisting leasehold title to all leases of Real Property and mineral interests included within the Real Property;

(iii)	have valid possessory and recorded title to all mining rights and mineral concessions included within the Real Property (and the mining rights are subject to the Assignment in guarantee in compliance with the Senior Credit Agreement);

(iv)	are the recorded holders of the legal right, title and interest in the mineral claims and mining leases included within the Real Property and own the entire beneficial interest in and to the mineral claims and mining leases included within the Real Property; and

(v)	have all surface and access rights necessary for the exploration of the Project.

The Real Property is free and clear of all Encumbrances other than Permitted Encumbrances. Except as disclosed in Schedules 1.1(nnnn) and 1.1(ssss) of the Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries holds any freehold, leasehold or other real property interests or rights (including licences from landholders permitting the use of land, leases, rights of way, occupancy rights, surface rights and easements).

(o)	Title to Personal Property: The Company or its Subsidiaries have, in all material respects, good and valid title to, or a valid leasehold interest in, all other Company Property that is not Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

(p)	Title to Project Property: Without limiting the generality of Sections 3.1(n) and 3.1(o):

(i)	except as disclosed in Section 3.1(n)(i) and Schedule 1.1(nnnn) of the Disclosure Letter, all of the Project Property is leased, held or owned by the Company or another Solaris Group Entity, the Ecuador Collateral Agent or the Guarantee Trust, and no Person other than the Company or another Solaris Group Entity, the Ecuador Collateral Agent or the Guarantee Trust has any rights to operate or exploit the Project, other than for and on behalf of the Company and its Subsidiaries or in connection with the Offtake Agreements or another Permitted Encumbrance;

(ii)	the Project Real Property constitutes all real property, mining or mineral rights, surface interests and ancillary rights necessary for the development, construction and mining operations of the Project, as currently operated and as contemplated to be developed and operated;

(iii)	other than the Offtake Agreements, the Senior Credit Agreement or any other Permitted Encumbrance, none of the Project Real Property or any minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment; and

(iv)	other than pursuant to the Offtake Agreements, the Senior Credit Agreement, Project Authorizations and Applicable Laws, there are no restrictions on the ability of the Company and its Subsidiaries to exploit the Project Real Property.

(q)	Maintenance of Company Property. All mineral claims fees, maintenance fees, recording fees, and Taxes and all other material amounts have been paid when due and payable and all other actions and all other obligations as are required to maintain the Company Property in good standing in all material respects, have been taken and complied with.

(r)	No Expropriation. Neither the Company Property, nor any part thereof, has, in any material respect, been taken or expropriated by any Governmental Body nor has any notice been given or proceeding commenced by a Governmental Body in respect thereof nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or commence any such proceeding.

(s)	Insurance. The Company Property and the businesses and operations of the Company and its Subsidiaries are insured with reputable insurance companies (not Affiliates of the Company) in such amounts, with such deductibles and covering such risks as are consistent with insurance carried by reasonably prudent participants in similar businesses in similar locations, such coverage is in full force and effect, and neither the Company nor any of its Subsidiaries has breached the terms and conditions of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder. There are no material claims by the Company or any of its Subsidiaries under any such policy as to which any insurer is denying liability or defending under a reservation of rights clause. To the knowledge of the Company, the Company and its Subsidiaries will be able to (i) renew existing insurance coverage as and when such policies expire or (ii) obtain comparable insurance coverage from similar institutions as may be necessary or appropriate to conduct its business and at a commercially reasonable cost.

(t)	Authorizations and Other Rights. The Company and its Subsidiaries have obtained or been issued all Material Project Authorizations required to the date hereof. Without limiting the foregoing, the Company and its Subsidiaries have obtained or been issued all Project Authorizations other than such Authorizations and Other Rights (A) that on the date this representation and warranty is made or deemed made are not necessary for the conduct of development activities for the Project as such activities are currently being conducted, but that are expected to be obtained, in the ordinary course of business, by the time they are necessary for the conduct of development activities for the Project and the eventual commencement and ongoing commercial production from the Project, as applicable, (collectively, the “Future Authorizations”), or (B) the failure of which to be obtained would not reasonably be expected to adversely affect in any material respect the ability of the Company and its Subsidiaries to develop and construct the Project or to realize the commencement and ongoing operation of commercial production (including commercial production transactions) therefrom. Without limiting the foregoing:

(i)	all Material Project Authorizations which have been obtained or issued as of the date hereof are set out in Schedule 1.1(nnn) of the Disclosure Letter, true and complete copies thereof have been made available to the Investor, and to the knowledge of the Company, neither the Company nor any of its Subsidiaries is, in any material respect, in breach or default of the terms and conditions thereof; all of such Material Project Authorizations are in good standing in all material respects, and no proceeding is pending or, to the knowledge of the Company, threatened in writing to revoke or limit in any material respect any such Material Project Authorizations; and

(ii)	to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the issuance, renewal or obtaining of any Material Project Authorizations (whether obtained or issued or to be obtained or issued) subject to the discretion of Governmental Bodies with respect to Future Authorizations and the Company has no knowledge of Governmental Bodies indicating that they will exercise their discretion differently than in the past with respect to Future Authorizations.

(u)	Applicable Laws; Conduct of Operations. The Company and its Subsidiaries, including in the conduct of operations at the Project, are and have been in compliance in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, all exploration, development and mining operations in respect of the Project have been conducted in accordance with Good Industry Practice and all material workers’ compensation and health and safety regulations have been complied with. There are no pending or, to the knowledge of the Company, proposed changes to Applicable Laws that would render illegal or materially restrict the development and construction of the Project or the conduct of operations at the Project, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

(v)	AML Legislation. Without limiting the generality of Section 3.1(u), the Company and its Subsidiaries are in compliance with, and have not been charged under, AML Legislation, nor has it received any material notice of violation of AML Legislation from any Governmental Body.

(w)	Anti-Corruption and Sanctions. Without limiting the generality of Section 3.1(u), the Company and its Subsidiaries and, to the knowledge of the Company, their respective officers and employees and, to the knowledge of the Company, their directors and agents, are in compliance with, and have not been charged under, Anti-Corruption Laws or applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in the Company or any of its Subsidiaries being found to be in violation of Anti-Corruption Laws or applicable Sanctions or being designated as a Sanctioned Person or Sanctioned Entity. None of (a) the Company, its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or employees, or (b) to the knowledge of the Company, any agent of any of them that will act in any capacity in connection with or benefit from the Subscription Proceeds, (i) has, in violation of Applicable Laws, used, or authorized the use of, any funds of the Company or any of its Subsidiaries for any contribution, gift, entertainment or other expenses relating to political activity, (ii) has, in violation of Applicable Laws, made, or authorized the making of, any direct or indirect bribe, rebate, payoff, influence payment, kickback or other payment to any domestic or foreign government official or employee from funds of the Company or any of its Subsidiaries, or (iii) is a Sanctioned Person or a Sanctioned Entity. The use of the Subscription Proceeds or the other transactions contemplated by this Agreement will not violate AML Legislation, Anti-Corruption Laws or applicable Sanctions.

(x)	Environmental Compliance. Except as disclosed in Schedule 3.1(x) of the Disclosure Letter:

(i)	the Company and its Subsidiaries, including without limitation the conduct of operations at the Project, have been and are in compliance in all material respects with all Environmental Laws;

(ii)	the Company and its Subsidiaries have obtained all Material Project Authorizations required under Environmental Laws necessary given the current stage of development of the Project;

(iii)	the Company and its Subsidiaries have not used or permitted to be used, except in material compliance with all Environmental Laws and Material Project Authorizations, any of the Real Property to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance;

(iv)	there is no presence of any Hazardous Substance on, in or under any of the Real Property and except in compliance in all material respects with all Environmental Laws and Material Project Authorizations, no Hazardous Substances will be generated from the Company’s or any other Solaris Group Entity’s use of such Real Property (including without limitation as a result of the conduct of operations at the Project);

(v)	the mineral rights and mining titles are not located within (i) zones declared as a geographically defined area of land or sea that has been designated, regulated and managed to achieve specific objectives for the long-term conservation of nature and associated cultural values and ecosystem services, as defined in the Ecuadorian Environmental Code (collectively, “Protected Areas”), or (ii) protective forests or vegetation which are natural or cultivated, arboreal, shrub or herbaceous vegetation formations, of public or private domain, declared as such for being located in areas of rugged topography, headwaters of watersheds or areas that due to their climatic, edaphic and hydric conditions must be conserved, as well as forests of ritual, ceremonial, cultural or historical importance, as defined in the Ecuadorian Environmental Code (collectively, “Protected Forests”);

(vi)	none of the Company and its Subsidiaries, the Project nor any of the Project Real Property, is subject to any pending or, to the knowledge of the Company, threatened:

(A)	material claim, notice, complaint, allegation, investigation, application, Order, requirement or directive that relates to environmental (including Environmental Law), natural resources, Hazardous Substances or human health or safety matters, and which may require or result in any work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and, to the knowledge of the Company, there is no basis for such a claim, notice, complaint, allegation, investigation, application, Order, requirement or directive); or

(B)	material allegation, demand, direction, Order, notice or prosecution with respect to any matter covered by Environmental Law applicable thereto including any laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Project Real Property, and no Solaris Group Entity has settled any allegation of non- compliance with Environmental Laws prior to prosecution;

(vii)	the Company has made available to the Investor a true and complete copy of each material environmental audit, social audit, assessment, study or test of which it is aware in the last five years relating to the Project, including any environmental and social impact assessment study reports;

(viii)	to the knowledge of the Company, having made due and careful enquiry, all information disclosed by the Company to the Investor in connection with the Project with respect to environmental and social matters, was true and correct in all material respects as at the time it was given and nothing has occurred that would render such information untrue or incorrect in any material respect;

(ix)	to the knowledge of the Company, there are no material environmental liabilities or material liabilities arising out under Environmental Laws, in each case in respect of the Project; and

(x)	as of the date hereof, to the knowledge of the Company, there are no pending or proposed (in writing) changes to Environmental Laws, or environmental Authorizations referred to in paragraph (ii) above that would render illegal or materially restrict the conduct of operations at the Project, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

(y)	Community Matters. To date, the consultation and engagement with Indigenous Groups and Affected Persons with respect to the Project and the Project Real Property have complied with Applicable Law, Environmental Laws and related Good Industry Practice. Except as disclosed in Schedule 3.1(y) of the Disclosure Letter, no Solaris Group Entity has received notice that the Project Real Property or the Project is subject to any Affected Persons or Indigenous Group’s Claims, and there are no current, pending or (to the knowledge of the Company and its Subsidiaries) threatened Affected Persons or Indigenous Group’s Claims affecting the Project Real Property or the Project. Each Solaris Group Entity has disclosed all material Indigenous Group’s Information, and no Solaris Group Entity has entered into any written or oral agreements with Indigenous Groups to provide benefits, pecuniary or otherwise, with respect to the Project at any stage of development and the Company and its Subsidiaries have not offered Indigenous Groups any benefits with respect to the Project at any stage of development except as disclosed in Schedule 3.1(y) of the Disclosure Letter. Except as disclosed in Schedule 3.1(y) of the Disclosure Letter, none of the Company and its Subsidiaries: (i) is a party to any arrangement or understanding with any Indigenous Group or any related authority in relation to the environment or the development of communities in the vicinity of, or in connection with, the Project; or (ii) is currently engaged or involved in any disputes with Indigenous Groups or any related authority, and to the knowledge of the Company and its Subsidiaries, no dispute, termination or non-renewal of any agreement with Indigenous Groups or any related authority is pending or threatened. Except as disclosed in Schedule 3.1(y) of the Disclosure Letter, to the knowledge of the Company and its Subsidiaries, no specific requirements related to cultural or archaeological sites, Protected Areas, Protected Forests, or traditional lands of Indigenous Groups or any related authority located within the Project Property are currently having, or could reasonably be expected to have, any material impact on the mining, development, construction or exploration activities or plans of the Company and its Subsidiaries.

(z)	Employee and Labour Matters. The Company and its Subsidiaries are, and have at all times been, in material compliance with all Applicable Laws respecting employment, employment standards, employment practices, labour relations, social security, labour union and collective bargain rights, human rights, accessibility for the disabled, occupational health and safety, immigration, privacy, workplace health and safety, workers’ compensation, terms and conditions of employment, pay equity and wages. There are no current, pending or threatened Claims against the Company or any of its Subsidiaries arising from or concerning the employment or engagement, or termination or refusal of employment or engagement, of any current, future or former applicant, employee, consultant, volunteer, intern or contractor, nor have any such Claims been brought or threatened in the last three (3) years. There is not any labour disruption or conflict (including any work stoppage, slowdown or other concerted action, grievance or dispute), existing or threatened, involving the Company or its Subsidiaries , there has been no such disruption or conflict in the last three (3) years and, to the knowledge of the Company and its Subsidiaries, no such labour disruption or conflict is imminent. None of the Company or any its Subsidiaries is a party to a collective bargaining agreement, letter of understanding, letter of intent or other written con-tract with any trade union or association or any other employee bargaining agent, no trade union, association or any other employee bargaining agent holds bargaining rights with respect to any employees of the Company or its Subsidiaries and, to the knowledge of the Company and its Subsidiaries, no action has been taken to organize any employees of the Company or its Subsidiaries in the last three (3) years. None of the Company or any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or has been threatened against the Company or any of its Subsidiaries in the last three (3) years.

(aa)	Security. The Company and its Subsidiaries have implemented security practices and procedures at the Project consistent with Good Industry Practice and in accordance with Applicable Laws in the jurisdictions in which they operate.

(bb)	Employee Benefit Plans.

(i)	Each Employee Benefit Plan is now, and has at all times been, sponsored, maintained, administered, contributed to and operated in compliance in all material respects with its terms and all Applicable Laws. All Employee Benefit Plans are, and have at all times been, funded in accordance with their terms and Applicable Laws. There are no current, pending or threatened Claims against the Company or any of its Affiliates arising from or concerning any Employee Benefit Plan, nor have any such Claims been brought or threatened in the last three (3) years, other than routine, non-contested claims for employee benefits. No commitment or obligation exists, and no representations to any employee, officer, director, consultant or contractor, have been made to adopt, amend, modify or terminate any Employee Benefit Plan in connection with the consummation of the transactions contemplated by this Agreement or otherwise. Except as disclosed in the Public Disclosure Documents, the Company or its Affiliates are not parties to, bound by, and do not have any actual or contingent liability in respect of, any Employee Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with any other event, (i) result in any payment or benefit becoming due to any current or former employee, officer, director, contractor or consultant of the Company or any of its Affiliates, or (ii) increase the amount of, or accelerate the time of vesting, funding or payment of, any payments or benefits under any Employee Benefit Plan or other employment or other services Contract concerning any current or former employee, officer, director, contractor or consultant of the Company or any of its Affiliates. Lowell Ecuador is in compliance with the applicable obligations with the Ecuadorian Social Security Institute in all material respects.

(ii)	None of the Employee Benefit Plans contains, provides for or requires a Defined Benefit Provision or constitutes a defined benefit pension plan, except the Company’s Ecuadorian Employee Benefit Plan. None of the Company or its Affiliates sponsors, maintains contributes to, or is required to contribute to a multiemployer plan. No steps have been taken to terminate or wind up any Employee Benefit Plans (wholly or in part), no unauthorized merger of such plans have occurred, no unauthorized withdrawal of funds from such plans have occurred and no improper contribution holidays have been taken in respect of such plans.

(iii)	No event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Employee Benefit Plans being ordered, or required to be, terminated or wound up in whole or in part, having its registration under Applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Body or being required to pay any material taxes, penalties, payments or levies under Applicable Laws.

(cc)	Taxes.

(i)	All Taxes due and payable by the Solaris Group Entities have been timely paid when due (other than those which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS). All assessments and reassessments received by any Solaris Group Entity in respect of Taxes have been paid when due (other than those which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS).

(ii)	All Tax Returns required by Applicable Law to be filed by or with respect to any Solaris Group Entity have been properly prepared and timely filed when due and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax Returns misleading.

(iii)	Adequate provision has been made by the Company in the Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the most recent Financial Statements contained in the Public Disclosure Documents.

(iv)	Since the date of the most recent Financial Statements contained in the Public Disclosure Documents, no Solaris Group Entity has incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(v)	No audit or other proceeding by any Governmental Body is pending or, to the knowledge of the Company, threatened with respect to any Taxes due from or with respect any Solaris Group Entity, and no Governmental Body has given written notice of any intention to assert any deficiency or claim for additional Taxes against any Solaris Group Entity. There are no matters under audit or appeal or in dispute (save and except for appeals or disputes in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS) relating to Taxes.

(vi)	No Governmental Body of a jurisdiction in which a Solaris Group Entity does not file Tax Returns has made any written claim that any Solaris Group Entity is or may be subject to taxation by such jurisdiction. To the knowledge of the Company, there is no basis for a claim that any Solaris Group Entity is subject to Tax in a jurisdiction in which such Solaris Group Entity does not file Tax Returns.

(vii)	There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any Solaris Group Entity for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. No Solaris Group Entity is bound by any Tax sharing, allocation or indemnification or similar agreement or has any liability for the Taxes of any other Person by operation of Law (including section 160 of the Tax Act).

(viii)	The Solaris Group Entities have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Body.

(ix)	None of the Solaris Group Entities have entered into, participated or engaged in any “reportable transaction” within the meaning of section 237.3 of the Tax Act, “notifiable transaction” within the meaning of section 237.4 of the Tax Act, or similar provisions of any other Applicable Law.

(dd)	Intellectual Property. Each of the Company and its Subsidiaries owns, licences or otherwise has the right to use all material licences, Authorizations, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto (other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Company and its Subsidiaries’ ability to develop, construct or operate the Project. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by a Solaris Group Entity infringes upon or conflicts with any rights owned by any other Person in any material respect. No claim or litigation regarding any of the foregoing is pending or, to the Company’s knowledge, threatened.

(ee)	Books and Records. The minute books and corporate records of the Company and its Subsidiaries are up to date in all material respects and contain all minutes of all meetings and all resolutions of the shareholders or directors (or any committee thereof), as applicable, of the Company or any of its Subsidiaries.

(ff)	Financial Statements.

(i)	The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout and complied, as of their date of filing, with the applicable published rules and regulations of Securities Laws applicable to the Company, and the Financial Statements present fairly, in all material respects, the financial condition of the Company and its Subsidiaries, on a consolidated basis, as at the date specified therein and for the period then ended. The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(ii)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii)	KPMG LLP has been the auditor of the Company since July 27, 2018 and is “independent” as required under Securities Laws. There has never been a “reportable event” (within the meaning of NI 51-102) with the present or any former auditor of the Company nor has there been any event which has led any of the Company’s current or former auditors to threaten to resign as auditors.

(iv)	The Company is in compliance with NI 52-109.

(v)	Except as disclosed in the Public Disclosure Documents, there has been no change in accounting policies or practices of the Company since December 31, 2022.

(gg)	Internal Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded book value for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference in accordance with IFRS, (v) material information relating to the Company and its Subsidiaries is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect the Company’s ability to disclose to the public information required to be disclosed by it in accordance with Applicable Law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company and its Subsidiaries’ internal controls have been disclosed to the audit committee of the Company.

(hh)	Audit Committee. The audit committee of the Company is comprised and operates in accordance with the requirements of NI 52-110.

(ii)	Absence of Change. Except as disclosed in the Public Disclosure Documents as of the date hereof, since December 31, 2022, there has been no event, change or effect which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect.

(jj)	Related Party Transactions. No Solaris Group Entity has: (i) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party thereof (other than another Solaris Group Entity); or (ii) been a party to any Contract with any Related Party thereof, other than independent contractor or indemnification agreements entered into with officers or directors of such Solaris Group Entity or unless such transactions between a Solaris Group Entity and a Related Party have been completed on reasonable commercial terms that, considered as a whole, are not less advantageous to such Solaris Group Entity, as the case may be, than if the transaction was with a Person dealing at arm’s length with such Solaris Group Entity, as the case may be.

(kk)	No Liabilities. Neither the Company nor any of its Subsidiaries has any material liabilities, contingent or otherwise, other than those reflected in the Financial Statements or after the date hereof as otherwise permitted pursuant to the Senior Credit Agreement, the Offtake Agreements, or any ancillary agreements related to the Senior Credit Agreement or Offtake Agreements.

(ll)	Litigation. There are no material Orders which remain unsatisfied against any Solaris Group Entity or material consent decrees or injunctions to which any Solaris Group Entity is subject. There are no material investigations, actions, suits or proceedings at law or in equity or by or before any Governmental Body pending or, to the knowledge of the Company, threatened in writing against or directly affecting any Solaris Group Entity (or any of its properties or assets) or otherwise having a material impact on the ability of the Company and its Subsidiaries to develop the Project and, to the knowledge of the Company, there is no ground on which any such action, suit or proceeding might be commenced.

(mm)	Regulatory Compliance.

(i)	The Company is a “reporting issuer” (or the equivalent) in each of the Reporting Jurisdictions and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. The Company has not taken any action to cease to be a reporting issuer in any of the Reporting Jurisdictions, and has not received any notification from a Securities Regulator seeking to revoke the Company’s reporting issuer status.

(ii)	All material filings and fees required to be made and paid by the Company pursuant to Securities Laws have been made and paid when due.

(iii)	Since December 31, 2022, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Except for the entering into of this Agreement, there is no material change as of the date hereof relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators and made publicly available on SEDAR+. The Company has not filed any confidential material change report or other confidential report with any Securities Regulator or other Governmental Body which at the date hereof remains confidential.

(nn)	Mineral Claims. All interests in material Mineral Claims, concessions, exploitation or extraction rights or similar rights (“Mineral Claims”) that are held by the Company or any of the Subsidiaries are in good standing, are valid and enforceable, are free and clear of any Encumbrances other than Permitted Encumbrances, and no royalty is payable in respect of any of them, except as disclosed in the Public Disclosure Documents. Except as disclosed in the Public Disclosure Documents, no other material property rights are necessary for the conduct of the Company’s business as currently conducted and there are no material restrictions on the ability of the Company or its Subsidiaries to use, transfer or otherwise exploit any such property rights. The Mineral Claims of the Company and its Subsidiaries cover the properties required by the Company for the purposes described in the Public Disclosure Documents and no other property rights are necessary for the conduct of the Company’s business as currently conducted. No dispute between the Company or its Subsidiaries and any local, native or indigenous group exists or, to the knowledge of the Company, is threatened or imminent with respect to the Company Property or the Company’s exploration activities that could reasonably be expected to have a Material Adverse Effect.

(oo)	Technical Disclosure. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves and technical reports disclosed in the Public Disclosure Documents for the Project, including the Technical Report, have been prepared and disclosed, in all material respects, in accordance with Good Industry Practice. The Company is in compliance, in all material respects, with the requirements prescribed by NI 43-101 (as in effect on the date of publication of the relevant report or information). The Company has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents were as of the dates of such disclosure inaccurate in any material respect. At the date hereof, there are no outstanding unresolved comments of the TSX or any Securities Regulator in respect of the technical disclosure made in the Public Disclosure Documents. To the knowledge of the Company, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves for the Project from the amounts last disclosed publicly by the Company in the Public Disclosure Documents.

(pp)	Significant Shareholders. To the Company’s knowledge, other than as a result of the transactions contemplated hereunder or as set forth in Schedule 3.1(pp) of the Disclosure Letter, no shareholder owns, directly or indirectly, 10% or more of the outstanding Common Shares as at the date of this Agreement and no shareholder will own, directly or indirectly, 10% or more of the outstanding Common Shares as at the Closing Date.

(qq)	Subsidiaries. Other than the Subsidiaries listed in Schedule 3.1(g) of the Disclosure Letter, the Company has no subsidiaries and no investment in any person which, in either case, is material to the business and affairs of the Company.

(rr)	Material Adverse Effect. Since December 31, 2022, there has not been a Material Adverse Effect.

3.2	Representations and Warranties of the Investor and the Guarantor

The Investor and the Guarantor jointly and severally represent and warrant, as of the date hereof, as follows to the Company, and acknowledges that the Company is relying on these representations and warranties in entering into this Agreement and issuing the Subscription Shares:

(a)	Organization and Powers. Each of the Zijin Entities: (i) have been duly formed and organized and are each validly existing under the laws of its jurisdiction of formation; and (ii) each of the Zijin Entities has all requisite power and authority to enter into this Agreement and to perform each of its respective obligations hereunder.

(b)	Authorization; No Conflict. The execution and delivery by each of the Zijin Entities of this Agreement, and the performance by each of the Zijin Entities of its respective obligations hereunder, has been duly authorized by all necessary corporate or other action on the part of each of the Zijin Entities (and each such authorization remains in full force and effect) and do not and will not: (i) contravene any provision of the constating documents of the Zijin Entities or any resolution of its shareholders or directors (or any committee thereof); or (ii) violate any Applicable Law in respect of which it must comply, with such exceptions, in the case of each of clauses (i) and (ii) above, as would not have a material adverse effect on its ability to consummate the transactions contemplated hereby or perform its obligations hereunder.

(c)	Execution; Binding Obligation. This Agreement has been duly executed and delivered by each of the Zijin Entities and constitutes a legal, valid and binding obligation of each of the Zijin Entities, enforceable against each of the Zijin Entities in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(d)	Regulatory or Third Party Consents or Approvals. The Zijin Entities are not required to give any notice to, make any filing with or obtain any Authorization, Order or other approval of any Person in connection with the execution or delivery of or performance of its obligations under this Agreement other than (i) the ICA Approval, (ii) the PRC Approvals, (iii) any filings required to be made by any Zijin Entity to the TSX in connection with the TSX Approval, and (iv) such other consents, approvals, Orders or Authorizations, or declarations of filings, as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(e)	Money Laundering. The funds representing the Subscription Proceeds which, subject to satisfaction of the terms and conditions of this Agreement, will be advanced by the Investor, or on the Investor’s behalf by one of its Affiliates, to the Company on the Closing Date, will not represent proceeds of crime for the purposes of AML Legislation, and the Investor acknowledges that the Company may in the future be required by law to disclose the Investor’s name and other information relating to this Agreement, on a confidential basis, pursuant to AML Legislation. To the knowledge of the Zijin Entities, none of the funds representing the Subscription Proceeds to be provided by the Zijin Entities or its Affiliates: (i) have been or will be derived from or related to any activity that is deemed criminal under Applicable Laws of Canada, the United States or any other applicable jurisdiction; or (ii) are being tendered on behalf of a Person or entity who has not been identified to the Zijin Entities; and the Zijin Entities shall promptly notify the Company if it discovers that any of such representations ceases to be true, and will provide the Company with appropriate information in connection therewith.

(f)	Securities Laws.

(i)	The Investor is purchasing the Subscription Shares as principal and for investment purposes only and not with a current view to resale or distribution of any of the Subscription Shares, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution.

(ii)	The Investor is purchasing the Subscription Shares in compliance with all applicable Securities Laws of its jurisdiction of formation, including any federal, state, provincial or local securities laws applicable to it, and the issuance of the Subscription Shares to the Investor does not require the registration of the Subscription Shares or the filing of a prospectus, registration statement or any similar document with respect to the Subscription Shares, and will not cause the Company to become subject to or comply with any disclosure or reporting requirements under the laws of the Republic of Singapore.

(iii)	The Investor acknowledges that there are risks associated with the purchase of the Subscription Shares, and the Investor is knowledgeable, sophisticated and experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Subscription Shares, fully understands the restrictions on resale of the Subscription Shares, and is able to bear the economic risk of an investment in the Subscription Shares.

3.3	Acknowledgements of the Investor

(a)	The Company is relying on an exemption from the requirement to provide the Investor with a prospectus and to sell the Subscription Shares through a person registered to sell securities under applicable Securities Laws and, as a consequence of acquiring the Subscription Shares pursuant to such exemption, certain protections, rights and remedies provided by Securities Laws, including statutory rights of rescission or damages, will not be available to the Investor.

(b)	The Zijin Entities have not been provided with an offering memorandum or sales literature (as such terms are defined in Securities Laws) or any similar document in connection with its subscription for the Subscription Shares, and the decision to execute this Agreement and to subscribe for and purchase the Subscription Shares has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of the Company, other than such written representations as are expressly contained in this Agreement.

(c)	The Subscription Shares are being offered for sale on a “private placement” basis and the Subscription Shares will be subject to statutory resale restrictions under Securities Laws, and the Investor covenants that it will not, and the Guarantor shall cause the Investor not to, resell the Subscription Shares except in compliance with such Securities Laws and acknowledges that it is solely responsible (and the Company is not in any way responsible) for such compliance. The Zijin Entities acknowledge that any DRS advice or share certificates (or other evidence of ownership) issued representing the Subscription Shares will bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE CLOSING DATE].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

(d)	Each of the Zijin Entities acknowledge and consent to: (i) the fact that the Company is collecting personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time); (ii) the Company retaining such personal information for as long as permitted or required by Applicable Law or business practices; (iii) the fact that the Company may be required by Securities Laws, the rules and policies of any stock exchange or the rules of the Canadian Investment Regulatory Organization to provide regulatory authorities with any personal information provided by the Investor in or in connection with this Agreement; (iv) the collection, use and disclosure of certain of the Zijin Entities’ personal information by the TSX; and (v) if required by Securities Laws or the TSX, the Zijin Entities will execute, deliver and file or assist the Company in filing such reports, undertakings and other documents with respect to the purchase and sale of the Subscription Shares as may be required by any Securities Regulators, the TSX or such other Governmental Body.

(e)	The Subscription Shares are being acquired for investment purposes only and not with a current view of any distribution thereof, except in accordance with applicable Securities Laws.

(f)	The Investor (i) is not a U.S. Person and is not acquiring the Subscription Shares for the account or benefit of, or for resale to, a U.S. Person and (ii) the offer to it of the Subscription Shares was not made in the United States and it was outside the United States when it executed and delivered this Agreement to the Company.

3.4	Survival of Representations, Warranties and Covenants

(a)	The representations and warranties of a party herein (other than those contained in Section 3.1(a) [Organization and Powers], Section 3.1(b) [Authorization; No Conflict], Section 3.1(c) [Execution; Binding Obligation], Section 3.1(f) [Authorized and Issued Capital], 3.1(n) [Title to Real Property], Section 3.1(p) [Title to Project Property] and Section 3.1(l) [Issuance of Subscription Shares] which shall survive indefinitely) shall survive the Closing until the second anniversary thereof, unless bona fide notice of a claim that a representation or warranty was incorrect shall have been made in writing before such date, in which case the representation or warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim, notwithstanding any investigation made by or on behalf of the party entitled to rely on such representation or warranty. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time following the date of this Agreement, subject only to applicable limitation periods imposed by Applicable Law.

(b)	The covenants of the parties to this Agreement shall survive the issuance of the Subscription Shares and the completion of the investment herein and shall continue in full force and effect.

ARTICLE 4
COVENANTS

4.1	Use of Proceeds

The Company shall use substantially all of the aggregate proceeds from the issuance and sale of the Subscription Shares for the advancement and development of the Project and the balance shall be used for working capital and general corporate purposes consistent with past practice (and not, for greater certainty, for the acquisition or development of assets other than in connection with the Project).

4.2	Conduct of Business during the Interim Period

During the Interim Period, the Company shall, and shall cause its Subsidiaries to, except as otherwise explicitly contemplated by this Agreement, operate in the ordinary course of business and will not, directly or indirectly, without the prior written consent of the Investor, such consent not to be unreasonably withheld, conditioned or delayed:

(a)	issue any Common Shares, Convertible Securities, or any equity securities in the case of any Subsidiary, or rights to acquire any of the foregoing, other than (A) Common Shares to be issued pursuant to Convertible Securities outstanding at the date hereof; (B) common shares to be issued pursuant to stock options, deferred share units, restricted share units, bonus shares or other similar securities granted to directors, officers, employees or consultants of the Company or its Subsidiaries in accordance with the terms of the Company’s or the Subsidiaries’ security-based compensation arrangements approved by their respective shareholders as of the date hereof (including any common shares issuable upon the exercise thereof); or (C) Second Tranche Shares issuable to OMF Fund IV SPV E LLC or its permitted assignees under the Orion Subscription Agreement (as such capitalized terms are defined in the Orion Subscription Agreement);

(b)	enter into any transaction that is material to the Company, except in respect of the Second Tranche Shares issuable in accordance with the Orion Subscription Agreement; or

(c)	amend or modify the Orion Subscription Agreement.

4.3	Other Covenants of the Company

(a)	Subject to Section 4.6(c), during the Interim Period, the Company shall promptly send to the Investor and its legal counsel copies of all material correspondence and filings to and material correspondence from any Governmental Body (including the TSX) relating to the transactions contemplated by this Agreement and shall also provide the Investor and its legal counsel with reasonable opportunity to review and comment on any response or material correspondence, and shall permit the Investor and its legal counsel to participate in any discussion with any Governmental Body (including the TSX).

(b)	The Company shall fulfill all necessary requirements and take all necessary action required to be taken by the Company to permit the issuance and delivery by the Company of the Subscription Shares to the Investor pursuant to an exemption from the prospectus requirements of applicable Securities Laws based upon the representations and warranties provided by the Investor to the Company pursuant to this Agreement.

(c)	During the Interim Period, the Company shall not, directly or indirectly, without the prior written consent of the Investor, such consent not to be unreasonably withheld, conditioned or delayed, take any action or omit to take action that (i) is intended to interfere with or frustrate the completion of the transactions contemplated by this Agreement or (ii) could reasonably be expected to interfere with or frustrate the completion of the transactions contemplated by this Agreement unless such action is taken or omitted by the Company for a bona fide business purpose after taking into account the interests of the Investor under this Agreement.

(d)	In the event that the Company applies to list its Common Shares on the NYSE American stock exchange (the “NYSE Listing”) prior to or concurrently with Closing, the Company shall take all necessary steps in order to ensure that Closing of the transactions contemplated hereunder are not impaired, hindered or delayed as a result thereof. If the NYSE Listing is completed on or prior to Closing, (i) in respect of the Company, Section 3.1(d) shall be deemed to include an additional exception in respect of the listing of the Subscription Shares on the NYSE American stock exchange (“NYSE Approval”), and (ii) in respect of the Zijin Entities, Section 3.2(d) shall be deemed to include any additional required filings by the Zijin Entities in connection with the NYSE Approval.

4.4	TSX Approval

Promptly following execution of this Agreement, the Company shall apply to the TSX for the TSX Approval and the Company shall provide the Investor and its legal counsel with a reasonable opportunity to review and comment on such application. The Company shall make such further filings and pay all related fees as are necessary for the Subscription Shares to be unconditionally listed and posted for trading on the TSX as soon as reasonably practicable. The Investor shall prepare and deliver to the Company for delivery to the TSX any documents and other filings, including but not limited to any Personal Information Forms, as the TSX may require from the Investor for the purpose of listing the Subscription Shares.

4.5	Guarantee

The Guarantor agrees to unconditionally and irrevocably guarantee, in favour of the Company, the due and punctual performance of each of the obligations and liabilities to be performed by the Investor pursuant to this Agreement (collectively, the “Guaranteed Obligations”) and, to the extent permissible by Applicable Law, shall perform or cause to be performed such Guaranteed Obligations upon the default or non-performance thereof by the Investor. This Section 4.5 is a principal obligation and is not to be treated as ancillary or collateral to any other right or obligation and extends to cover this Agreement as amended, amended and restated, varied, supplemented or renewed. This Section 4.5 is a continuing obligation of the Guarantor, and remains in full force and effect for so long as the Investor or any of its permitted assignees, as the case may be, has any liability or obligation to the Company under this Agreement.

4.6	Other Regulatory Approvals

(a)	As soon as practicable following the date hereof, the Zijin Entities shall prepare and file, as applicable, all necessary documents, notices, registrations, statements, petitions, filings and applications for the ICA Approval, the PRC Approvals and any other Regulatory Approvals and shall use (and shall cause its Affiliates to use) commercially reasonable efforts to make or obtain the ICA Approval, the PRC Approvals and any other Regulatory Approvals, in each case in a timely manner so as to enable the Closing to occur as soon as reasonable practicable and, in any event, by no later than the Outside Date, including by promptly providing complete responses to any information requests made by any Governmental Body in connection with any Regulatory Approval.

(b)	Without limiting the generality of Section 4.6(a), within ten (10) Business Days after the date of this Agreement or within such other date as the parties may reasonably agree, the Investor shall prepare and file with the responsible Minister a notification under Part III of the Investment Canada Act in respect of the transactions contemplated by this Agreement.

(c)	Subject to Applicable Laws and except as otherwise provided herein, each of the parties shall cooperate with one another and shall provide such assistance as any other party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(i)	no party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Body to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed;

(ii)	each party shall provide advance drafts of all submissions, correspondence, filings, presentations, applications, plans, consent agreements, responses to any information request and other documents to be made or submitted to or filed with any Governmental Body in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other party and its counsel and will provide the other party and its counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents; provided, however, that information indicated by any party to be subject to solicitor client or other privilege or confidentiality concerns or to be competitively sensitive shall be provided on an external counsel-only basis;

(iii)	each party will keep the other party and their respective counsel fully apprised of all written (including email) and oral communications and all meetings with any Governmental Body and their staff in respect of the Regulatory Approvals, and will not participate in such communications or meetings without giving the other party and their respective counsel the opportunity to participate therein, except where (A) the Governmental Body expressly requests that the other party should not be present at the meeting or discussion or part or parts of the meeting or discussion in which case every reasonable effort will be made to allow external legal counsel to participate in any such communications or meetings on an external counsel-only basis,, or (B) competitively or commercially sensitive information may be discussed, in which case, external legal counsel will be allowed to participate in any such communications or meetings on an external counsel-only basis; and

(iv)	the Company shall make available its representatives, on the reasonable request of the Investor and their counsel, to assist the Investor in obtaining the Regulatory Approvals, including by (A) providing input, including on any materials prepared for obtaining the Regulatory Approvals, and (B) responding promptly to requests for support, documents, information, comments or input where reasonably requested by the Investor in connection with the Regulatory Approvals.

(v)	For the avoidance of doubt, Sections 4.6(c)(ii) and 4.6(c)(iii) shall not apply in respect of the PRC Approvals.

(d)	The parties shall use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including to obtain the Regulatory Approvals.

4.7	Board Representation

(a)	Notwithstanding the provisions of the Advance Notice Policy, from and after the Closing Date and for as long as the Investor’s Percentage has not fallen below 5% (calculated in accordance with Section 4.10):

(i)	the Company shall take all steps necessary to appoint the Investor’s Nominee to the Board as of the Closing Time to hold office for a term expiring not earlier than the Company’s next meeting of Shareholders at which directors of the Company are to be elected;

(ii)	the Investor shall be entitled to designate one individual (the “Investor’s Nominee”) to be nominated and, if elected, to serve as a member of the Board for a term expiring not earlier than the Company’s next meeting of Shareholders at which directors of the Company are to be elected, provided that such Investor’s Nominee consents in writing to serve as a director and is eligible under the Act to serve as a director;

(iii)	at the first annual or other meeting of Shareholders that would result in the end of the term of the Investor’s Nominee, at which directors of the Company are to be elected, and at each meeting of Shareholders thereafter at which directors are to be elected, the Company shall nominate to the Board for election the Investor’s Nominee, along with any other nominees proposed by the Company to the Shareholders for election as directors;

(iv)	the Company shall recommend to Shareholders entitled to vote on the election of directors at any meeting of Shareholders that such Shareholders vote in favour of or consent to the election (or against the removal, as the case may be) of the Investor’s Nominee as a director of the Company;

(v)	the Company shall (i) solicit proxies in favour of the election of the Investor’s Nominee in the event the Company intends to solicit any such proxies in connection with a meeting of Shareholders, and (ii) cause all properly completed proxies received by the Company in respect of the election or removal of directors at the relevant time to be voted in the manner specified in such proxies;

(vi)	the Company shall notify the Investor in writing promptly upon determining the date of any meeting of the Shareholders at which directors of the Company are to be elected and the Investor shall advise the Company and the Board of the name of the Investor’s Nominee within 30 days after receiving such notice;

(vii)	if the Investor does not advise the Company and the Board of the Investor’s Nominee within the time set forth in Section 4.7(a)(vi), then the Investor will be deemed to have designated its incumbent nominee for nomination for election at the relevant meeting of the Shareholders;

(viii)	if the Investor’s Nominee ceases to hold office as (or otherwise does not become) a director of the Company for any reason, the Investor shall be entitled to nominate or appoint (as applicable) an individual to replace him or her and the Company shall promptly take all steps necessary to promptly appoint such individual to the Board to replace the Investor’s Nominee who has ceased to or does not otherwise hold office;

(ix)	the Investor will give due consideration to the view of the independent members of the Board as to whether such person is an appropriate addition to the Board based on serious and objectively reasonable concerns. The Company may veto the Investor’s Nominee if such Investor’s Nominee has previously been removed by a resolution of the Shareholders, provided that the Investor shall be entitled to nominate further persons to the Board in replacement of any such vetoed person;

(x)	the Investor acknowledges that any appointment to the Company’s Board must be ratified annually by a Shareholder vote at the Company’s annual general or special meetings of Shareholders;

(xi)	upon election to the Board, the Company acknowledges that the Investor’s Nominee shall:

(A)	be eligible to serve on any committee of the Board in the same manner as all other directors of the Company, provided that such Investor’s Nominee satisfies the eligibility criteria for such committee and the Board has approved, and has received regulatory approval (if required by Applicable Law) of, the Investor’s Nominee serving as a member of such committee;

(B)	at all times retain full discretion to independently vote his or her Common Shares;

(C)	be entitled to all the rights and privileges of the other members of the Board and committee members, including, without limitation, access to the Company’s outside advisors; and

(D)	be entitled to be indemnified by the Company on the same terms (including run-off) as other members of the Board and be included in the Company’s D&O insurance policy on the same terms as other members of the Board.

(xii)	upon election of the Investor’s Nominee to the Board, the Company shall:

(A)	enter into an indemnification agreement with the Investor’s Nominee consistent with the Company’s practices; and

(B)	acquire for any Investor’s Nominee liability insurance on the same terms as the other members of the Board.

4.8	Participation Rights

(a)	For so as long as the Investor’s Percentage has not fallen below 5% (calculated in accordance with Section 4.10), in the event that the Company proposes to issue, for any reason on or after the Closing Date, any Common Shares or Convertible Securities (collectively, “Equity Securities”) directly or indirectly for cash consideration (an “Equity Financing”):

(i)	the Company shall use commercially reasonable efforts to deliver a notice in writing to the Investor as soon as practicable following the date the Company commences initial planning for an offering of Equity Securities by way of either public offering or private placement (the “Equity Financing Notice”); provided, however, that such Equity Financing Notice shall be delivered to the Investor no later than ten (10) Business Days prior to the first public announcement of any such offering of Equity Securities. The Equity Financing Notice shall specify: (A) the total number of Outstanding Equity Securities at such date; (B) the total number of Equity Securities proposed to be offered for sale; (C) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (D) the consideration for which the Equity Securities are proposed to be offered for sale; and (E) the proposed closing date of the Equity Financing. If, at the date of the Equity Financing Notice, any of the above noted information is not known to the Company, the Company shall provide such information to the Investor as soon as possible upon such information being ascertained;

(ii)	subject to the receipt of all required approvals of a Governmental Body and compliance with Applicable Laws, the Investor shall have the right (the “Participation Right”) to subscribe for and purchase such number of Equity Securities that the Company proposes to offer for sale as described in the Equity Financing Notice as would result in the Investor and its Affiliates collectively maintaining, following the completion of the Equity Financing, the Investor’s Percentage immediately prior to the completion of the offering (or, in the case of an offering of Convertible Securities, the portion of those Convertible Securities equal to the Investor’s Percentage immediately prior to the offering), for the consideration and on the same terms and conditions as offered to the other potential investors under the Equity Financing all as set forth in the Equity Financing Notice;

(iii)	if the Investor wishes to exercise its Participation Right in respect of a particular Equity Financing, the Investor shall give written notice to the Company (the “Exercise Notice”) of the exercise of such right and of the number of Equity Securities the Investor wishes to purchase within ten (10) Business Days after the Investor’s receipt of an Equity Financing Notice (the “Participation Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Equity Financing. Notwithstanding the foregoing, in the event that the total number of Equity Securities which are being offered changes after delivery of the Exercise Notice but prior to closing of the offering, the Investor will be given the opportunity to amend its Exercise Notice;

(iv)	the Investor agrees that if the Company decides to complete an Equity Financing in the form of a private placement during the Participation Period, it shall be entitled to do so, provided that if during the Participation Period the Investor decides to participate in the Equity Financing, the Company will complete a separate offering on a private placement basis with the Investor, subject to (i) obtaining all the required (or in the case of the Investor, desirable) approvals of a Governmental Body and (ii) compliance with Applicable Laws, within ten (10) Business Days of the completion of the Equity Financing or as soon as reasonably practicable thereafter, as would result in the Investor and its Affiliates collectively maintaining the Investor’s Percentage at the amount immediately prior to the completion of the Equity Financing (or, in the case of an offering of Convertible Securities, the portion of those Convertible Securities equal to the Investor’s Percentage immediately prior to the offering), on terms no less favourable as those provided to investors under the Equity Financing (other than the application of any applicable statutory hold periods); and

(v)	notwithstanding Section 4.7(a)(iv), where such Equity Financing is pursuant to a prospectus offering, the Company shall use commercially reasonable efforts to include the Investor’s pro rata share entitlement for sale as part of such prospectus offering, provided however that if the Investor’s pro rata share is not included in such prospectus offering, the Company shall provide the Investor with the opportunity to subscribe for such Common Shares on a private placement basis within ten (10) Business Days or as soon as reasonably possible thereafter following the closing of the prospectus offering. Notwithstanding the foregoing, any Equity Securities subscribed for by the Investor in the case of a public offering that is a “bought deal” may be issued on a private placement basis to the extent that it cannot reasonably be included in the prospectus offering.

(b)	Notwithstanding anything to the contrary contained in this Agreement, for greater certainty, the Participation Rights in Section 4.8(a):

(i)	Will not apply to any issuance of securities by the Company:

(A)	pursuant to Convertible Securities existing as of the date of this Agreement;

(B)	under any equity compensation plan in respect of the directors, officers or employees of the Company;

(C)	pursuant to a rights offering by the Company that is available to all Shareholders (including the Investor) on equivalent terms, including any securities issued on exercise of such rights; or

(D)	in connection with any Second Tranche Shares issued pursuant to the Orion Subscription Agreement prior to or concurrently with the Closing.

(ii)	Will apply to any Second Tranche Shares issuable pursuant to the Orion Subscription Agreement after the Closing.

(c)	As of the Closing Date and for so long as the Investor’s Percentage has not fallen below 5% (calculated in accordance with Section 4.10), if the Company issues any Equity Securities other than pursuant to Section 4.8(a) and 4.8(b)(ii), but including pursuant to Section 4.8(b)(i), at any time and from time to time after the Closing Date, resulting in a reduction of the Investor’s Percentage by an aggregate of 2.0% or more (the “Top-Up Threshold”) calculated, in respect of the first Top-Up Day, as of the date hereof and, in respect of every subsequent Top-Up Day, since the preceding Top-Up Day, the Company shall notify the Investor within ten (10) Business Days before the Top-Up Day (the “Top- Up Notice”) and the Investor shall have the annual right exercisable on written notice to the Company within ten (10) Business Days following receipt of such Top-Up Notice, to subscribe for additional Common Shares (the “Anti-Dilution Shares”), subject to Securities Laws and any exchange or other stock exchange requirements as may then be applicable, at the volume weighted average trading price of the Common Shares for the five (5) trading days prior to the date of the notice given by the Investor to the Company as follows:

(i)	Up to such number of Anti-Dilution Shares as necessary for the Investor to maintain the Investor’s Percentage prior to the issuance of any Anti-Dilution Shares since the Closing Date or the completion of the last Top-Up Right (but after taking account of any exercise or non-exercise of the Participation Right by the Investor since the preceding Top-Up Day), as applicable (the “Top-Up Right”).

(ii)	Payment by the Investor for the Common Shares purchased under the Top-Up Right may be satisfied by way of a cash payment made to the Company.

4.9	Standstill

(a)	As of the Closing Date and until the earlier of (i) the two (2) year anniversary of the date hereof, (ii) the date on which the Investor’s Percentage falls below 10%, and (iii) the termination of the Investor’s Standstill Obligations in accordance with Section 4.9(b), the Investor shall not, and shall cause its Affiliates not to, without the prior written consent of the Board:

(i)	acquire or agree to acquire or make any proposal to acquire, directly or indirectly, by means of purchase, merger, consolidation, take-over bid, recapitalization, business combination or in any other manner, any securities or assets of the Company, provided that for greater certainty, the Investor shall be entitled to make purchases of Common Shares on the open market or privately provided that no such purchases will result in the Investor’s Percentage exceeding 19.99%;

(ii)	solicit proxies of Shareholders, or seek to advise or influence any other Person with respect to the voting or withholding from voting of any securities of the Company, or the conduct of any other form of referendum respecting the Company or its assets, or form, join or in any way participate in a proxy group, in each case for any purpose (provided that this shall not restrict how the Investor votes any Common Shares owned by it);

(iii)	seek or propose the election or appointment of any person to, or representative on, or nominate or propose the nomination of any candidate to, the Board, or seek or propose the removal of any member of the Board, provided that this subsection (iii) shall not affect any right of the Investor set forth in Section 4.1;

(iv)	proactively engage in any discussions or enter into any arrangements, understandings or agreements, whether written or oral, with, advise, influence, finance, aid, assist, facilitate, encourage or act in concert with, any other persons in connection with any of the foregoing; or

(v)	make any public announcement with respect to the foregoing, except as may be required by Applicable Law, including Securities Law or by any stock exchange, (collectively, the “Standstill Obligations”).

(b)	The Investor’s Standstill Obligations under this Section 4.9 shall terminate immediately and be of no further force and effect upon: (i) the date the Company enters into or publicly announces an intention to enter into, an agreement with a third party that provides for an acquisition of, or business combination which, if the transaction is successfully completed, will result in Shareholders of the Company holding less than 50% of the voting securities of the resulting corporation or entity, (ii) the date the Company or its Subsidiaries enters into, or publicly announces an intention to enter into, an agreement with a third party that provides for an acquisition of a majority interest in any of its material assets, rights or properties, (iii) the date a third party enters into an agreement with the Company for a take- over bid, tender or exchange offer for all or a majority of the Company’s voting securities, (iv) the date a third party enters into an agreement to acquire, or acquires all or a majority of the Company’s voting securities, (v) the date a third party commences a take-over bid, tender or exchange offer for, or publicly announces or discloses a proposal to acquire, all or a majority of the Company’s voting securities, or (vi) the date proceedings are commenced for the insolvency, bankruptcy, winding-up, liquidation or dissolution of the Company or any of its Subsidiaries.

(c)	For greater certainty, no provision of this Agreement other than this Section 4.9 will prohibit the Investor from undertaking any of the actions in Section 4.9(a).

4.10	Investor’s Percentage

For the purposes of calculating the Investor’s Percentage in the introductory paragraphs of Sections 4.7, 4.8 and 4.9, the number of issued and outstanding Common Shares shall be calculated so as to exclude (i) any Equity Securities issued by the Company from and after the date of this Agreement other than pursuant to Section 4.8(a) and for which the Top-Up Right contemplated in Section 4.8(c) has not been completed (but only if the Investor has not declined to exercise its Top-Up Right), and (ii) any Common Shares or Convertible Securities (but only to the extent such Convertible Securities are exchanged, exercised or converted into Common Shares by third parties) issued by the Company from and after the date of this Agreement if the Investor is unable to exercise its Participation Right with respect to such Common Shares or Convertible Securities, as the case may be, as a result of applicable Securities Laws, regulatory impediments or otherwise.

4.11	Listing of Common Shares

The Company shall not take any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or any other securities exchange, market or trading or quotation facility on which the Common Shares are now or are then listed or quoted and the Company shall comply with the rules and regulations thereof for a period of two (2) years from the Closing Date, provided that this covenant shall not apply to any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares.

ARTICLE 5
CLOSING

5.1	Closing

The completion of the issue and sale of the Subscription Shares shall take place electronically at the Closing Time on the fifth (5th) Business Day following the date upon which all of the conditions to Closing set forth in Sections 5.2 and 5.3 have been satisfied or waived by the applicable party (but excluding Section 5.3(b)(i) and any conditions that, by their terms, cannot be satisfied until the Closing Time), or at such other time and place as the Company and the Investor may agree upon in writing. The date of the Closing shall be referred to as the “Closing Date”. The Company shall provide the Investor with written notice of the Closing Date at least five (5) Business Days in advance of the Closing Date.

5.2	Company Closing Deliveries and Conditions for Acceptance

The Investor’s obligation to purchase the Subscription Shares at the Closing Time shall be subject to the following conditions:

(a)	Representations; Covenants.

(i)	Each of the representations and warranties of the Company contained in this Agreement qualified for materiality shall be true and correct as of the Closing Time in all respects, and all other representations and warranties of the Company shall be true and correct in all material respects as of the Closing Time (unless such representations or warranties are expressly given as of another date).

(ii)	All covenants and agreements of the Company contained in this Agreement to be performed or complied with prior to the Closing Time shall have been performed or complied with in all material respects by the Company.

(iii)	Since the date hereof, (i) there has been no Material Adverse Effect, and (ii) no transaction has been entered into by the Company which is material to the Company.

(iv)	No Order having the effect of suspending the sale or ceasing the trading of the Subscription Shares, or any other securities of the Company has been issued by any Governmental Body and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, contemplated or threatened under any Securities Laws or by any Governmental Body;

(b)	Delivery of Opinions.

(i)	The Investor shall have received at the Closing Time a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Investor, from Canadian counsel to the Company, addressed to the Investor, as to the laws of British Columbia and the federal laws of Canada applicable therein, which counsel may rely upon as to matters of fact, certificates of the Transfer Agent, government officials, public and stock exchange officials and officers of the Company, with respect to the following matters, assuming completion of the Closing:

(A)	as to the valid existence and good standing of the Company under the Act;

(B)	as to the authorized and issued capital of the Company;

(C)	that the Company is the registered owner of all of the issued and outstanding common shares or other securities of LCH;

(D)	that the Company has all requisite corporate power and capacity including under the laws of British Columbia to (i) carry on its business as presently carried on; (ii) own its property; (iii) issue the Subscription Shares; and (iv) perform its obligations and carry out the transactions contemplated hereby;

(E)	that all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(F)	that the Subscription Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable common shares of the Company;

(G)	that the execution and delivery of this Agreement by the Company, the fulfilment of the terms of this Agreement, the issue and sale of the Subscription Shares and the consummation of the transactions contemplated by this Agreement, do not and will not result in a breach (whether after notice or lapse of time or both) of any current statute or regulation of the province of British Columbia or Canada, or of the terms, conditions or provisions of the Articles of the Company;

(H)	that this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, subject to customary opinion qualifications;

(I)	that the form and terms of the DRS advice or certificate representing the Subscription Shares have been duly approved by the Company and meet all legal requirements under the Articles of the Company, the Act and the rules of the TSX (if any) and have been duly approved by the Company;

(J)	that the Transfer Agent at its principal offices in the City of Vancouver, British Columbia, has been duly appointed as the transfer agent and registrar for the Common Shares, which appointment has not been revoked or amended;

(K)	that the Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario and is not in default of the Securities Laws of such provinces;

(L)	the issue and sale of the Subscription Shares by the Company to the Investor is exempt from the prospectus requirements of the Securities Laws in British Columbia and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or Authorization of a regulatory authority will be required to be obtained by the Company under the Securities Laws in the Province of British Columbia in connection with the issue and sale of the Subscription Shares in British Columbia to the Investor of such Subscription Shares other than the requirement that the Company files within ten (10) days from the date of issue and sale, a report of the sale prepared and executed in accordance with the Securities Laws in British Columbia, together with the payment of prescribed fees in connection therewith;

(M)	a customary first trade opinion; and

(N)	the Subscription Shares have been conditionally approved for listing on the TSX subject to the filing of documents in accordance with the requirements of the TSX.

(ii)	The Investor shall have received from Ecuadorian counsel to the Company, at the Closing Time, addressed to the Investor and in form and substance satisfactory to the Investor, acting reasonably: (A) a favourable legal opinion dated the Closing Date with respect to title matters and the Material Project Authorizations relating to the Project; and (B) a customary corporate legal opinion dated the Closing Date with respect to (i) this Agreement; (ii) compliance with Environmental Laws, including specifically, without limiting the generality of the foregoing, prior informed public consultations, and (iii) that LCH is the registered trustor of the Guarantee Trust that owns all of the issued and outstanding common shares and other securities (if applicable) of Lowell Ecuador, that upon complying with the terms of the Senior Credit Agreement, LCH shall have the sole and exclusive right to claim restitution of the aforementioned common shares and other securities (if applicable) of Lowell Ecuador, free from any Encumbrance, and that in such case the obligation of the Guarantee Trust to transfer back the common shares and any other securities (if applicable) to LCH will only be subject to the Ecuador Collateral Agent’s notification to the Guarantee Trust that the Company has complied with the obligations of the Senior Credit Agreement and shall not be subject to any other Person’s consent or approval.

(c)	Delivery of Certificates.

(i)	The Investor shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Investor and signed on behalf of the Company by a senior officer of the Company, with respect to the Articles of the Company, all resolutions of the Board relating to this Agreement and the performance of the Company’s obligations hereunder, and the incumbency and specimen signatures of signing officers of the Company.

(ii)	The Investor shall have received at the Closing Time a certificate of the Company dated the Closing Date, addressed to the Investor and signed on behalf of the Company by a senior officer of the Company, certifying for and on behalf of the Company, after having made due inquiry:

(A)	of the matters set forth in Sections 5.2(a)(i) - 5.2(a)(iv); and

(B)	such other matters as the Investor may reasonably request.

(iii)	The Company will deliver to the Investor certificates of good standing and/or compliance (or the equivalent), where issuable under Applicable Law, for the Company, LCH and Lowell Ecuador, each dated within one (1) Business Day prior to the Closing Date.

(iv)	The Company will deliver to the Investor a certificate from the Transfer Agent: (i) as to its appointment as transfer agent and registrar of the Common Shares; and (ii) as to the issued and outstanding Common Shares as at the close of business on the Business Day prior to the Closing Date;

(d)	Regulatory Approvals. All of the Regulatory Approvals shall have been made, given or obtained, as applicable, and all of the Regulatory Approvals shall be in full force and effect and shall not have been rescinded.

(e)	TSX Approval. The Company shall have obtained the TSX Approval and all conditions to Closing contained therein capable of being satisfied before Closing shall have been satisfied.

(f)	No Prohibition. There shall not be an Order in effect that temporarily or permanently prohibits or restricts the completion of the transactions contemplated by this Agreement.

(g)	Evidence of Completion of Second Tranche Shares Issuance. The Company shall have delivered evidence to the Investor of the completion of the issuance (and the terms thereof) of the Second Tranche Shares (if applicable).

(h)	Evidence of Subscription Shares. The Company will deliver to the Investor a DRS advice representing the Subscription Shares registered in the name of the Investor.

(i)	Authorization. All actions required to be taken by or on behalf of the Company, including, without limitation, the passing of all requisite resolutions of the Board will have occurred at or prior to the Closing Time so as to authorize and approve this Agreement, the issuance and sale of the Subscription Shares and all matters related to the foregoing.

5.3	Investor Closing Deliveries and Conditions for Acceptance

The Company’s obligation to issue the Subscription Shares at the Closing Time shall be subject to the following conditions:

(a)	Representations; Covenants.

(i)	Each of the representations and warranties made by the Investor contained in this Agreement qualified for materiality shall be true and correct as of the Closing Time in all respects, and all other representations and warranties of the Investor shall be true and correct in all material respects as of the Closing Time (unless such representations or warranties are expressly given as of another date).

(ii)	All covenants and agreements of the Investor contained in this Agreement to be performed or complied with prior to the Closing Time shall have been performed or complied with in all material respects by the Investor.

(b)	Deliveries. The Investor shall deliver or cause to be delivered to the Company, the following:

(i)	payment of the aggregate Subscription Price for the Subscription Shares in accordance with Article 2 by wire transfer of immediately available funds.

(ii)	consent to act on the Board from the Investor’s Nominee.

(c)	TSX Approval. The Company shall have obtained the TSX Approval and all conditions to Closing contained therein capable of being satisfied before Closing shall have been satisfied.

(d)	Regulatory Approvals. All of the Regulatory Approvals shall have been made, given or obtained, as applicable, and all of the Regulatory Approvals shall be in full force and effect and shall not have been rescinded.

(e)	No Prohibition. There shall not be an Order in effect that temporarily or permanently prohibits or restricts the completion of the transactions contemplated by this Agreement.

5.4	Waiver of Condition

The Investor, in the case of a condition set out in Section 5.2, and the Company, in the case of a condition set out in Section 5.3, will have the exclusive right to waive at or before the Closing Time the performance of or compliance with such condition in whole or in part and on such terms as it may agree without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part. Any such waiver will not constitute a waiver of any other conditions in favour of the waiving party. Such waiving party will retain the right to complete the transactions contemplated hereby and sue the other party in respect of any breach of the other party’s covenants or obligations or any inaccuracy or breach of a representation or warranty of the other party which gave rise to the non- performance of or non-compliance with the condition so waived.

ARTICLE 6
TERMINATION

6.1	Termination

This Agreement may be terminated under the following circumstances:

(a)	upon mutual consent of the parties;

(b)	by either the Investor or the Company, upon written notice to the other party, if the Closing Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b) shall not be available to either party whose failure to perform any of its covenants or agreements or breach any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing Time to occur by the Outside Date;

(c)	by the Investor, upon written notice to the Company, if there has been a material violation, breach or inaccuracy of any representation, warranty or covenant of the Company contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions in favour of the Investor in this Agreement not to be satisfied and such violation, breach or inaccuracy is not waived by the Investor or cured by the Company by the earlier of twenty (20) Business Days after notice thereof from the Investor or the Closing Date; or

(d)	by the Company, upon written notice to the Investor, if there has been a material violation, breach or inaccuracy of any representation, warranty or covenant of the Investor contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions in favour of the Company in this Agreement not to be satisfied, and such violation, breach or inaccuracy is not waived by the Company or cured by the Investor by the earlier of twenty (20) Business Days after notice thereof from the Company or the Closing Date.

6.2	Effect of Termination

(a)	In the event of the termination of this Agreement in the circumstances set out in Section 6.1, this Agreement shall forthwith terminate and be of no further force or effect and no party shall have any liability or further obligation to the other hereunder except:

(i)	with respect to Article 1, this Section 6.2 and Article 8, all of which shall survive such termination; and

(ii)	with respect to any breach of a representation, warranty or covenant of this Agreement by such party prior to such termination, the obligations set forth in Article 7 and Article 8, all of which shall survive such termination.

ARTICLE 7
INDEMNIFICATION

7.1	Indemnification by the Zijin Entities

Subject to the limitation periods set forth in Section 3.4 to the extent applicable, the Zijin Entities shall jointly and severally indemnify and hold harmless the Company from and against any and all expenses, costs, losses, claims, actions, damages, fines, penalties and liabilities (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to any of the foregoing) to which the Company may become subject in any capacity, under any statute or common law or otherwise, insofar as, and to the extent that, such expenses, costs, losses, claims, actions, damages, fines, penalties or liabilities, are caused by, result from, arise out of or are based upon, directly or indirectly:

(a)	any non-performance or breach of any covenant or agreement on the part of the Zijin Entities contained in this Agreement; or

(b)	any inaccuracy, or breach of any representation or warranty made by the Zijin Entities in this Agreement.

7.2	Indemnification by the Company

Subject to the limitation periods set forth in Section 3.4 to the extent applicable, the Company shall indemnify and hold harmless the Zijin Entities from and against any and all expenses, costs, losses, claims, actions, damages, fines, penalties and liabilities (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to any of the foregoing) to which the Zijin Entities may become subject in any capacity, under any statute or common law or otherwise, insofar as, and to the extent that, such expenses, costs, losses, claims, actions, damages, fines, penalties or liabilities, are caused by, result from, arise out of or are based upon, directly or indirectly:

(a)	any non-performance or breach of any covenant or agreement on the part of the Company contained in this Agreement; or

(b)	any inaccuracy, or breach of any representation or warranty made by the Company in this Agreement.

7.3	General

A party entitled to be indemnified pursuant to Section 7.1 or Section 7.2 is referred to herein as an “Indemnified Party” and a party liable for such indemnification is referred to herein as the “Indemnifying Party”. In the event of any claim, action, suit, proceeding or investigation by a third party that results or may result in an Indemnified Party being entitled to indemnification hereunder, such Indemnified Party shall promptly, after receiving notice thereof, notify the Indemnifying Party in writing of the nature and details thereof, provided that any failure to so notify the Indemnifying Party shall not affect the liability of the Indemnifying Party hereunder, except and only to the extent that the failure to so notify materially prejudices the defence of the claim, action, suit, proceeding or investigation by the Indemnifying Party or materially increases its liability under this Section 7.3.

ARTICLE 8
GENERAL PROVISIONS

8.1	Waiver

It is understood that the Investor and the Company may at their sole discretion waive, in whole or in part, or extend the time for compliance with, any of the terms and conditions of this Agreement in their favour without prejudice to their rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance; provided, however, that to be binding on the Investor or the Company, as applicable, any such waiver or extension must be in writing.

8.2	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by electronic communication or by hand-delivery as hereinafter provided. Notices of change of address shall also be governed by this Section 8.2. Notices and other communications shall be addressed as follows:

(i)	in the case of the Zijin Entities:

Zijin Mining Group Co., Ltd.

38/F., Tower B, AVIC-ZIJIN Plaza

1811 Huandao East Road

Xiamen, China

Attention: Mr. Shaoyang Shen, Deputy President

Email: [REDACTED – Personal Information]

with a copy to (which shall not constitute notice):

Torys LLP

79 Wellington Street West, Suite 3000

Toronto, Ontario

M5K 1N2

Attention: Michael Amm

Email: [REDACTED – Personal Information]

(ii)	in the case of the Company:

Solaris Resources Inc.

Suite 555 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Attention: Purni Parikh

Email: [REDACTED – Personal Information]

With a copy to (which shall not constitute notice)

Blake, Cassels & Graydon LLP

1133 Melville Street

Suite 3500, The Stack

Vancouver, British Columbia, V6E 4E5

Attention: Jamie Kariya

Email: [REDACTED – Personal Information]

(b)	or at such other address or email address as such party from time to time directs in writing to the other party.

(c)	Any notice or other communication given in accordance with this Section 8.2, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 5:00 p.m. at the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by electronic mail as aforesaid shall be deemed to have been validly and effectively given on the date of transmission (with receipt confirmed) if such date is a Business Day and such transmission was received before 5:00 p.m. at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the next Business Day following such date of transmission.

8.3	Callback Procedure

Notwithstanding any other provision of this Agreement, no notice, instruction or other communication relating to any details (or change therein) of the Investor or the Company relating to payment (including the identity of such Person, receiving bank or receiving account number, broker, or broker account number), or in any details of such Person’s callback contact, will be valid, and shall not be complied with by any party unless:

(a)	written notice of the details or change is given in accordance with Article 7;

(b)	the Person giving notice of the details or change is not a callback contact further to Section 8.4 ; and

such instruction is confirmed verbally by telephone or voice over internet protocol call, and not by writing in any form, between the Investor’s callback contact and the Company’s callback contact using the relevant details for that callback contact in Section 8.4, with such verbal confirmation being further confirmed to the callback contact of the party giving such instruction via a second written notice given by the callback contact of the party receiving such instruction in accordance with Article 6 contemporaneously with the completion of such verbal confirmation.

8.4	Callback Contact

The callback contacts for Section 8.3 are the following Persons with the following contact details, or such other Persons or contact details as the relevant party may notify from time to time in accordance with Section 8.3.

(a)	Callback contact for the Investor:

Name: Robin Wang

Email: [REDACTED – Personal Information]

Telephone number: [REDACTED – Personal Information]

(b)	Callback contact for the Company:

Name: Sunny Lowe

Email: [REDACTED – Personal Information]

Telephone number: [REDACTED – Personal Information]

8.5	Public Releases

(a)	No press release or other public disclosure with respect to this Agreement or the transactions contemplated herein, or the discussions, communications or negotiations leading up to the execution hereof, may be made except with the prior written consent and approval of each party; provided, however that (i) where required to do so by Applicable Law, a party may make a press release or other public disclosure notwithstanding the failure of the other party to approve the text of such press release or other public disclosure, provided that the disclosing party has made commercially reasonable efforts in the particular circumstances to allow the other party an opportunity to comment on such press release or other public disclosure (including with respect to redactions to be made to this Agreement); (ii) the Company may make further public disclosure relating to the entry into this Agreement and the transactions contemplated herein without obtaining the prior consent of the Investor to the extent such disclosure is not inconsistent with the prior disclosure of the Company; and (iii) the Investor may make further disclosure relating to the entry into this Agreement and the transactions contemplated herein in the ordinary course of business to the extent such disclosure is not inconsistent with the prior disclosure of the Company.

(b)	The parties acknowledge and agree that (i) the Company will issue a press release with respect to this Agreement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of the Company and the Investor in advance, acting reasonably and without delay; (ii) the Company will be required pursuant to applicable Securities Laws to file this Agreement and a material change report respecting the transactions contemplated by this Agreement on SEDAR+; and (iii) the Investor will be required to comply with insider and early warning reporting requirements in relation to the transactions contemplated herein pursuant to applicable Securities Laws. Each party hereby consents to the disclosures to be made by each party pursuant to clauses (i), (ii) and (iii) of this Section 8.5(b).

8.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to conflicts of law rules.

8.7	Submission to Jurisdiction

Each of the parties irrevocably and unconditionally (a) submits to the nonexclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (b) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (c) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.8	Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

8.9	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable, this Agreement shall be interpreted as if such provision had not been a part hereof so that the invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remainder of this Agreement which shall be construed as if this Agreement had been executed without such provision. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated in this Agreement are fulfilled to the extent possible.

8.10	Confidentiality

The parties agree and acknowledge that:

(a)	In the course of evaluating and negotiating the transactions contemplated by this Agreement, performing their respective obligations and benefiting from their rights under this Agreement, each party may have or may obtain Confidential Information about any other party and its Affiliates.

(b)	Except as otherwise provided in this Agreement, neither party makes any representation or warranty, express or implied, as to the completeness or accuracy of any Confidential Information. None of the parties nor any of their respective directors, officers, employees, agents or Consultants shall be liable with respect to or resulting from the use (or the results of such use) or misuse of the Confidential Information or any errors or omissions in the Confidential Information.

(c)	Each party shall:

(i)	Treat and keep confidential all Confidential Information and shall not disclose any Confidential Information to any Person other than (A) directors, officers, employees, investors, and agents of such party and its Affiliates, and (B) Consultants of such party and its Affiliates. Each party agrees that it shall disclose Confidential Information only to those Consultants who have agreed to be bound by such party’s obligations hereunder.

(ii)	Be liable to every other party for any breach of the confidentiality obligations arising under this Agreement by such party, any director, officer, employee or agent of such party, any Affiliate of such party, any director, officer, employee or agent of any Affiliate of such party or any Consultant of such party. Each party acknowledges that any such breach of this Agreement may be deemed to cause the any other party irreparable harm for which money damages may not be an adequate remedy. Each party agrees that, in the event of any such breach or threatened breach, in addition to other remedies at law or in equity that any other party may have, such other party shall be entitled to seek equitable relief, including injunctive relief and specific performance, without proof of actual damages.

(d)	Notwithstanding Section 8.10(c), each party may disclose (the “Disclosing Party”) Confidential Information provided by or on behalf of another party under the following circumstances to the extent permitted by Applicable Law:

(i)	if the Disclosing Party is required by Applicable Laws to make any disclosure of Confidential Information, the Disclosing Party may make such disclosure provided that the Disclosing Party will first provide the other parties with prompt written notice so that the other parties may, in their discretion, seek a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, the Disclosing Party will to the extent legally permissible: (i) consult with the other parties in advance with respect to any such disclosure; (ii) disclose only that portion of the Confidential Information that it is legally required to be disclosed; and (iii) exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information. If such advance notice is not reasonably practicable or legally permitted, to the extent permitted by Applicable Law, the Disclosing Party shall provide the other parties with a copy of any written disclosure made by such Disclosing Party as soon as practicable thereafter; and

(ii)	in connection with any legal proceeding arising in connection with this Agreement, but any such disclosure shall be subject to such confidentiality procedures as may be reasonably requested by the Disclosing Party and approved by the court.

(e)	The obligations of the parties under the foregoing 8.10(a)-(d) shall terminate with respect to any Confidential Information one (1) year from the Closing Date.

(f)	The Zijin Entities shall not, without the prior written consent of the Company, for a period of one (1) year from the Closing Date, directly or indirectly hire or solicit for employment any employees of the Company or any of its Affiliates or induce or attempt to induce any employees of the Company or any of its Affiliates to leave their employment. The prohibition on solicitation and inducement contained in this paragraph does not extend to general solicitations of employment by a Zijin Entity not specifically directed towards the Company’s employees nor to hiring Company employees as a result thereof. For the purposes of this paragraph 8.10(e), an individual is considered an employee of the Company or its Affiliate if such individual is, at the time of solicitation or hire, an employee of the Company or any of its Affiliates.

(g)	The Zijin Entities agrees that, for a period of one (1) year from the Closing Date, except with the prior written consent of the Company, the Zijin Entities will not acquire any prospecting or exploration permit, mineral lease, right or interest involving lands or minerals located within a five (5) mile radius of the existing boundaries of the Project Real Property as such boundaries are set forth in Schedule 8.10(g) of the Disclosure Letter (“Restricted Mineral Rights”).

8.11	Entire Agreement

This Agreement (including the Disclosure Letter) constitutes the entire agreement between the parties pertaining to the subject matter described herein. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneously with, or after the entering into of this Agreement, or any amendment or supplement thereto, by any party to this Agreement or its directors, officers, partners, employees or agents, where applicable, to the other party to this Agreement or its directors, officers, partners, employees or agents, where applicable, except to the extent that the same has been reduced to writing and included as a term of this Agreement. For the avoidance of doubt, the confidentiality agreement dated September 27, 2023 between the Company and the Guarantor shall terminate effective as of the Closing Time and shall be of no further force or effect, without any further liability to the Guarantor or the Company thereunder.

8.12	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the parties.

8.13	Waivers

The failure by any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing by such party, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a party to enforce each and every provision. No waiver of any provision of this Agreement shall be held to be a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.14	Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties. Notwithstanding the foregoing, the Investor may assign any of its rights or benefits under this Agreement to any of its Affiliates.

8.15	Third Party Beneficiaries

Except as expressly provided otherwise herein, this Agreement is intended for the benefit of the parties and their respective successors and permitted assigns and is not for the benefit of, nor may any provision in this Agreement be enforced by, any other person.

8.16	Costs and Expenses

Each party shall bear its own costs, expenses, and fees, including but not limited to legal fees and disbursements, and such other fees of the parties’ respective advisors, in connection with the negotiation, execution, and performance of this Agreement. This Section 8.16 shall survive the termination or expiration of this Agreement.

8.17	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed (including electronically) and delivered in any number of counterparts (including by facsimile or email), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic format shall be effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first above written.

ZIJIN MINING GROUP CO., LTD.

By:	(Signed) “Shaoyang Shen”
	Name:	Shaoyang Shen
	Title:	Deputy President

JINLONG (SINGAPORE) MINING PTE. LTD.

By:	(Signed) “Chao Wang”
	Name:	Chao Wang
	Title:	Director

[Signature Page to Subscription Agreement]

SOLARIS RESOURCES INC.

By:	(Signed) “Sunny Lowe”
	Name:	Sunny Lowe
	Title:	Chief Financial Officer

[Signature Page to Subscription Agreement]